2008 Annual Report

赛诺国际
SHINER INTERNATIONAL, INC.

Technology Inspired.

China's Leader in Flexible Packaging

Shiner International



(NASDAQ:BEST) is an emerging global developer and manufacturer of anti-counterfeit and flexible packaging products, supplying to a wide range of multi-national customers. With more than two decades of experience, Shiner is the largest producer of coated films in China and holds 14 Chinese product and technology process patents, along with meeting all U.S. Food and Drug Administration (FDA) and European Union safety requirements for food packaging. The Company's products – coated packaging film, shrink – wrap film, common packaging film and color – printed packaging materials – ensure the authenticity, safety and quality of consumer goods such as food and beverages, tobacco, CD/DVDs, cosmetics and other branded items.

Shiner is also on the forefront of the research, development and manufacturing of innovative anti-counterfeit technologies. A key player in the fight against global product piracy, Shiner's unique holographic – based anti – counterfeiting films cannot be duplicated or re – used, providing manufacturers with a high level of packaging integrity. Shiner's two product manufacturing facilities in Haikou and Zhuhai, China are ISO 9001: 2000 certified and serve customers throughout China, Southeast Asia, Europe, Australia, the Middle East, Africa, and North and South America.

Letter to Shareholders

Dear Shareholders,

Fiscal 2008 brought extraordinary milestones for Shiner. On February 12, 2008, Shiner received listing approval to list its common stock on the NASDAQ Capital Market. During the latter half of the fiscal year, we encountered the unprecedented winter of world economy, but we still achieved a 21% growth in revenue and 7.6% growth in net income. With a vision to be China's flexible packaging leader and an emerging global player, we made significant progress throughout the year in expanding our domestic and international customer base, and in marketing our most profitable product - anti-counterfeit film.

In fiscal year 2008, Shiner showed strong improvements across a number of key operating metrics. Revenue for fiscal 2008 was $51.6 million, compared to fiscal 2007 revenue of $42.8 million and fiscal 2006 revenue of $34.0 million. Fiscal 2008 net income on a generally accepted accounting principles (GAAP) basis was $4.9 million, compared to fiscal 2007 GAAP net income of $4.5 million and fiscal 2006 GAAP net income of $3.6 million. Shiner generated $2.49 million in cash flows from operations during fiscal 2008, along with our GAAP net income of $4.5 million, which illustrates the continued quality of our earnings.

Total Revenue
(dollars in millions)


$34.0
$42.8
$51.6
2006
2007
2008

Despite this progress, it is fair to say fiscal 2008 was a challenging year for Shiner. We were not able to grow our revenue or net income as we had planned. The macro-economic environment had an impact on our customers, especially in the fourth quarter of 2008. Moreover, the dramatic oil price fluctuation, together with the melamine milk impact in China which had significantly affected our coated film sales to food packaging industry, exacerbated the challenge for us. We are proud of our team and the work they have done under such circumstances.

Fiscal 2008: Key Financial Highlights

- Total revenues of $51.6 million compared to 2007 total revenues of $42.8 million, an increase of over 20%
- Net income of $4.9 million compared to 2007 net income of $4.5 million
- BOPP tobacco film sales increased over 53%
- Anti-counterfeit film sales increased by almost 200%

The growth of our most profitable product, anti-counterfeit film, has been most impressive in the past two years. Sales of our anti-counterfeit films were up 199% to $10.5 million, following fiscal 2007's 87% increase to $3.5 million. University of California's *Berkeley Technology Law Journal* estimate that the worldwide counterfeiting market costs consumer product manufacturers more than $512 billion a year. Usually the cost associated with these losses is passed on to the consumer, driving up the prices of products such as DVDs and CDs, as well as food and beverage products. A majority of our customers are brand name producers seeking to protect copyrights and reduce the occurrence of pirated product. We are confident in the continued potential of our state-of-the-art, holographic-embedded anti-counterfeit film.


Revenue from Anti-counterfeit Film $ M
Revenue from BOPP Tobacco Film $ M
$7.9
$1.9
$11.8
$3.5
$18.1
$10.5
2006
2007
2006

We also drove significant and steady growth in our BOPP tobacco film during year 2007 and 2008. The revenue from BOPP tobacco film for fiscal 2008 was $18.1 million, up 53.72% from $11.8 million as in fiscal 2007. As tobacco remains one of the state-controlled industries in the PRC, all of our domestic BOPP tobacco film sales are made to provincial cigarette manufacturers who can buy only from pre-approved domestic manufacturers, we currently sell our BOPP tobacco film to 28 out of 32 provincial cigarette manufacturers and have verbal contracts to sell over 5,000 tons of film per year to the state owned cigarette company of the PRC.


Chinese Main Land Revenue
(dollars in millions)
$27.9
$33.6
$40.6
2006
2007
2008


20%
26%
35%
19%
Anti-counterfeit Film
Coated Film
BOPP Tobacco Film
Color Printing

A key initiative for Shiner to attract new customers was to take a deliberated sales approach and build specific, product-oriented teams, augmented by industry veterans and a move to more international representatives. Currently, we have 25 employees in our marketing group, 17 of these employees have been working in the industry for five years or more and are familiar with buyers' changing needs and concerns.

To maintain a competitive advantage in the marketplace and keep pace with current developments, we engage in continuous research and development. In 2008, 4 of the national standards for coated film manufacturer written by Shiner have passed the examination of Standardization Administration of the People's Republic of China and will be officially granted in the first quarter of 2009. We take great pride in our research ability both in the production line and in the finished product. The director of our research department has over 15 years of working experience in the industry. In addition to in-house research and development, we have sponsored several projects with research institutions and universities in the PRC to which we retain all proprietary rights for the research funded by us. We also have a formal agreement with China's Science & Technology University through 2010 for which we have proprietary rights to all findings based upon dedicated research conducted on our behalf. We also have informal alliances with Fudan University in Shanghai, Sun Yat Sen University (Zhong Shan) in Guangzhou and Tsinghua University in Beijing.

We have received a number of accolades for our products over the years. Shiner Industrial was nominated as the framer of national standard and industrial standard for anti-counterfeit film and coated film production. This nomination recognizes that Shiner Industrial's products are created on the forefront of technology, are perfected through its strong technological strength in the functional packaging films industry, and heighten the barriers of entry for new market entrants. We received the 2004-2005 Annual Technology Advancing Certificate by People's Government of Haikou for our BOPP laser holographic anti-counterfeit shrinkable film. Additionally, this product was selected to be listed in the China Reputable Products Database by the China Enterprises Union. We have further been honored as a National New

Product by the Ministry of Science and Technology of the PRC and Ministry of Commerce of the PRC for our BOPP laser anti-counterfeit film.

We were awarded the World Chinese Entrepreneurs Creativity Medal for our industry-leading flexible packaging materials and two of our research and development projects were selected as "Key Sci-tech Projects of Hainan Province" by the Department of Science and Technology of Hainan Province. The Ministry of Science and Technology of the PRC has certified us as a Nationally-Focused Advanced High Technology Enterprise under the State Torch Program, which promotes the development and application of science- and technology-focused businesses in China.

In 2009, we plan to gradually finish our strategic layout in China. In the first quarter of 2009, we have installed new coated film production lines and anti-counterfeit line in Zhuhai in order to satisfy the increasing demands and now the new lines are ready for production. The installation of new production lines significantly upgraded Zhuhai's facility hardware. By the end of this year, our facilities will be upgraded, with the overall capacity increased to 27,500 tons per year. Besides, we plan to set up new offices in China's main food manufacturing bases.

We are pleased with our strong performance in fiscal 2008 during the world economic recession, Going into fiscal 2009, we are confident that Shiner is a company that is built to last, and on behalf of our Board of Directors and management, we would like to thank our customers, partners, employees, and shareholders for your continued confidence and support.

Sincerely,

Yuet Ying
Chairman of the Board
Shiner International

Company Information

Board of Directors

Mr. Yuet Ying
Chairman, Shiner International

Mr. Jian Fu
Chief Executive Officer, Shiner International

Mr. Arnold Staloff
Chairman of the Audit Committee, Shiner International,
Director, Lehman Brothers Derivative Products Inc.,
Director, Lehman Brothers Financial Products Inc.,
Director, Exchange Lab Inc.

Mr. Joseph S. Rizzello
CEO, National Stock Exchange, Inc.,
Chairman and CEO, NSX Holdings, Inc.

Mr. Brian G. Cunat
President, Cunat, Inc.,
Chairman, Golden Eagle Community Bank.

Executive Officers

Mr. Jian Fu
Chief Executive Officer

Mr. Qingtao Xing
President

Ms. Xuezhu Xu
Chief Financial Officer

Mr. Mingbiao Li
Chief Operating Officer

Mr. WenBo Xie
Chief Technical Officer

Company Headquarters

19th Floor, Didu Building, Pearl River Plaza
No. 2 North Longkun Road
Haikou City, Hainan Province
China 570125

Common Stock Listing

NASDAQ Capital Market
(Symbol: BEST)

Transfer Agent

StockTrans, Inc.
44 West Lancaster Ave
Ardmore, PA 19003
Telephone: 610-649-7300

Independent Accountants

Goldman Parks Kurland Mohidin LLP
Encino, California

Stockholder Information

The Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission will be provided free of charge to any shareholder upon written request, and is available at the Shiner International website www.ShinerInc.com by clicking on the SEC Filings link in the Investor Relations section.

For more information, please contact the Company via the website at www.shinerinc.com.

Annual Meeting Date

Shiner's 2009 Annual Meeting of Stockholders will be held on Friday, June 5, 2009 at 10:00 A.M. Eastern Daylight Time at the offices of Buchanan, Ingersoll & Rooney PC, Two Liberty Place, 50 S. 16th Street, Suite 3200, Philadelphia, PA 19102; and the close of business on April 17, 2009 will be fixed as the record date for the determination of all shareholders entitled to notice of, and to vote at, the 2009 Annual Meeting of Shareholders.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ______________.

Commission File No. 001-33960

Shiner International, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Nevada	98-0507398
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

19/F, Didu Building, Pearl River Plaza, No. 2 North Longkun Road
Haikou, Hainan Province, China 570125
(Address of Principal Executive Offices, including zip code)

011-86-898-68581104
(Registrant's Telephone Number, Including Area Code)

Securities registered under Section 12(b) of the Exchange Act:

Common Stock, $0.001 par value	The Nasdaq Stock Market LLC
(Title of each class)	(Name of each exchange on which registered)

Securities registered under Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☐ Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

On March 20, 2009, 24,650,000 shares of the registrant's common stock were outstanding.

The aggregate market value of the voting stock held by non-affiliates as of June 30, 2008 was approximately $39,698,864.

Documents Incorporated by Reference: Portions of the registrant's proxy statement for its 2009 annual meeting of shareholders, which the registrant expects to file with the Securities and Exchange Commission ("SEC") within 120 days after December 31, 2008 are incorporated by reference into Part III of this annual report.

TABLE OF CONTENTS

The statements contained in this Annual Report on Form 10-K that are not historical facts are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business, which can be identified by the use of forward-looking terminology, such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative thereof or other variations thereon, or by discussions of strategy that involve risks and uncertainties. Management wishes to caution the reader of the forward-looking statements that such statements, which are contained in this annual report, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, economic, competitive, regulatory, technological, key employee, and general business factors affecting our operations, markets, growth, services, products, licenses and other factors discussed in our other filings with the Securities and Exchange Commission ("SEC"), and that these statements are only estimates or predictions. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of risks facing us, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties that may cause our actual results to be materially different from any future results expressed or implied by us in those statements. Some of these risks are described in "Risk Factors" in Item 1A of this annual report.

These risk factors should be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. All written and oral forward looking statements made in connection with this annual report that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given these uncertainties, we caution investors not to unduly rely on our forward-looking statements. We do not undertake any obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Further, the information about our intentions contained in this document is a statement of our intention as of the date of this document and is based upon, among other things, the existing regulatory environment, industry conditions, market conditions and prices, the economy in general and our assumptions as of such date. We may change our intentions, at any time and without notice, based upon any changes in such factors, in our assumptions or otherwise.

PART I

In this Annual Report on Form 10-K, we will refer to Shiner International, Inc., a Nevada corporation, as "Shiner," "our company," "we," "us," and "our."

Item 1. Business.

Overview

We are a Nevada corporation engaged in the packaging and anti-counterfeit plastic film business in the People's Republic of China ("China" or the "PRC") through our operating subsidiaries. Our principal executive offices are located at19th Floor, Didu Building, Pearl River Plaza, No. 2 North Longkun Road, Haikou, Hainan Province, PRC 570125. Our telephone number is +86-898-68581104. Our website is http://www.shinerinc.com.

Our primary business consists of the research and development, manufacture, marketing, sale and distribution of technology driven advanced packaging film products. Our products include coated film, shrink-wrap film, common film, anti-counterfeit laser holographic film and color printed packaging materials. All of our operations are based in the PRC and each of our subsidiaries was formed under the laws of the PRC. We currently conduct our business through the following four operating subsidiaries in the PRC (collectively, the "Shiner Group"):

- Hainan Shiner Industrial Co., Ltd. ("Shiner Industrial") was incorporated on May 21, 2003 and is headquartered in Haikou, Hainan Province;
- Hainan Shiny-day Color Printing Packaging Co., Ltd. ("Shiny-day") was incorporated on March 19, 2004 and is headquartered in Haikou, Hainan Province;

- Zhuhai Huanuo Packaging Material Co., Ltd. ("Zhuhai") was incorporated on December 25, 2006 and is headquartered in Zhuhai, Guangdong Province; and

- Hainan Modern Hi-Tech Industrial Co., Ltd. ("Hainan Hi-Tech") was incorporated on October 27, 2006 and is headquartered in Haikou, Hainan Province.

We operate in several markets within the packaging film segment: bi-axially oriented polypropylene ("BOPP") based films, coated films, anti-counterfeit films and color printed packaging materials. For the year ended December 31, 2008, color printed packaging products made up 19.0% of our revenue, BOPP tobacco film made up 35.1% of our revenue, coated film accounted for 25.6% of our revenue and anti-counterfeit film sales equaled approximately 20.3% of our revenue. Currently, our overall production capacity consists of:

- Five coated film lines with total capacity of 15,000 tons per year;

- One BOPP tobacco film production line with total capacity of 3,500 tons per year;

- One BOPP film production line with total capacity of 7,000 tons per year;

- Three color printing lines; and

- Four anti-counterfeit film lines with total capacity of 2,500 tons per year.

Overall, our growth strategy is focused on: (i) continuing our efforts to gain international market share in coated film through better pricing strategy and excellent after-sale service; (ii) expanding sales in anti-counterfeit film, especially to high-end brand spirits and cigarette manufacturers; (iii) developing next generation films; and (iv) acquiring an anti-counterfeit technology company. While we are not focused on growing our BOPP product sales, the BOPP film business provides us with steady cash flow to cover operating costs and allows us to explore other, more sophisticated film technology products. Although we rely on the revenue generated from our BOPP based films and coated film sales, we are also focused on developing and exploiting our anti-counterfeit film technology and other more sophisticated film products. As a result, we expect to generate more significant revenues and greater profit margins from our anti-counterfeit film products over the next year because of the specialized and proprietary nature of these products. We believe that we will attribute our future growth to sales of our anti-counterfeit film products.

We were incorporated as Cartan Holdings Inc. on November 12, 2003 in Nevada. Since July 23, 2007, our principal place of business has been based in China. As a result of a share exchange transaction, we changed our name to Shiner International, Inc. on July 24, 2007.

Our Business Operations

Shiner Industrial

Shiner Industrial produces four main types of packaging film: common BOPP film for package over-wraps, shrink-wrap and anti-counterfeit films.

BOPP refers to the manufacture of polypropylene films using an orienting system. BOPP is manufactured by three different processes, with resulting films having different properties. Production can be achieved through the bubble process, the sequential-machine direction orienting trans-direction ("MDTD") stentering process, or the simultaneous MDTD orienting-stentering process. Shiner Industrial uses the sequential or the double bubble process, in which a polypropylene film is oriented in two directions (machine and transverse directions). BOPP films are widely applicable for printing, lamination and over-wrap packaging. The main benefits of BOPP films are its stiffness, durability, high tensile strength and clear optics. BOPP films range from 15 to 50 microns, and can be single or double coated with co-extruded structures, in transparent, opaque, or metalized varieties. Additionally, BOPP films can be treated with acrylic and Poly-vinylidene Chloride ("PVDC") coatings for increased sealing and barrier properties. The films use mainly homo-polymer polypropylene and random co-polymer polypropylene.

Anti-counterfeit film is a specialty product derived from BOPP film. Because piracy is a major concern both within China and internationally, companies are attempting to combat this problem on national and global levels. Many companies currently rely on holographing technology to address piracy and counterfeiting concerns. However, we believe that our technology more effectively protects our customers from piracy and counterfeiting. We use proprietary technology to develop specialized anti-counterfeit film products.

Shiner Industrial currently has one BOPP tobacco film production line with total capacity of 3,500 tons per year; three anti-counterfeit film lines with an annual capacity of 1,000 tons; and one 10-color printing line.

Shiny-day

Shiny-day has primary responsibility for our color printing operations. Shiny-day is convenient for customers looking for one-stop service in fulfilling their packaging and color printing needs. It is able to fulfill the printing needs of multiple manufacturers, primarily consumer goods companies, located in the PRC. Shiny-day currently has two 8-color printing lines.

Zhuhai

Zhuhai produces BOPP film, coated film and anti-counterfeit film. It currently has one BOPP film production line with an annual capacity of 7,000 tons, two coated film lines with an annual capacity of 9,000 tons and one anti-counterfeit film line with an annual capacity of 1,500 tons.

Hainan Hi-Tech

Hainan Hi-Tech produces coated film products and owns three coated film lines with an annual capacity of 6,000 tons.

We have received a number of accolades for our products over the years. Shiner Industrial was nominated as the National Standardization Creator for both coated and anti-counterfeit films by the Industrial Standards Administration of the PRC in June 2007. This nomination recognizes that Shiner Industrial's products are created on the forefront of technology, are perfected through its strong technological strength in the functional packaging films industry, and heighten the barriers of entry for new market entrants. We received the 2004-2005 Annual Technology Advancing Certificate by People's Government of Haikou for our BOPP laser holographic anti-counterfeit shrinkable film. Additionally, this product was selected to be listed in the China Reputable Products Database by the China Enterprises Union. We have further been honored as a National New Product by the Ministry of Science and Technology of the PRC and Ministry of Commerce of the PRC for our BOPP laser anti-counterfeit film.

We were awarded the World Chinese Entrepreneurs Creativity Medal for our industry-leading flexible packaging materials and two of our research and development projects were selected as "Key Sci-tech Projects of Hainan Province" by the Department of Science and Technology of Hainan Province. the Ministry of Science and Technology of the PRC has certified us as a Nationally-Focused Advanced High Technology Enterprise under the State Torch Program, which promotes the development and application of science- and technology-focused businesses in China.

Industry Overview

Economies with a higher per capita gross domestic product have a greater demand for packaging films. Packaging films are used mainly by food and consumer products manufacturers primarily to preserve texture, flavor, hygiene, convenience and safety of consumer products, such as foods, medicine, tobacco and cosmetics. Packaging films generally consist of clear flexible films based on petrochemical-based polymers (polyolefin). Through the process of forming plastic films in cross-machine directions (biaxial orientation), the underlying tensile strength of the film can be strengthened and the resulting film product forms the basis for most packaging films.

Industrial growth is a key driver of demand for coated and laminated film materials. In the PRC during the past 3 to 5 years, the increasing demand for coated and laminated film has predominantly been driven by:

- international consumer goods companies relocating operations into mainland China;
- concerted efforts by the Chinese government to improve safety, hygiene and sanitation in consumer products in order to reduce contamination and spoilage;
- growth in consumer incomes in the PRC during the past 5 to 10 years have led consumers to demand more convenience (e.g. individual packaged snacks) and attractive packaging without adding weight; and
- concern over protection from product tampering.

From the manufacturer to the grocer and to the consumer's home, airtight plastic packaging helps keep foods and other products fresh and free from contamination without adding bulk.

Coated Film, Tobacco and other BOPP Based Film

The packaging film industry in the PRC is concentrated among relatively few domestic companies and scattered smaller producers with limited capacity. Significant initial capital and technological requirements are necessary to produce coated, shrink-wrap and anti-counterfeit films that meet national and international criteria. Stricter industry regulations and increased product specifications by end-users are eliminating many of the industry's smaller players.

We derive a substantial portion of our annual revenues from the coated and BOPP based films markets. We plan to continue operating in these markets in order to provide us with the capital necessary to broaden our anti-counterfeit film business.

Anti-counterfeit Film

Piracy and counterfeit products have resulted in both significant economic losses to manufacturers and health problems to consumers on a global basis. Consequently, a market for anti-counterfeit film packaging and other related products has developed. Accordingly, we believe it would be valuable for us to place greater emphasis on growing our current anti-counterfeit film packaging business.

Products

Our products include a variety of packaging films that are used by food and consumer products manufacturers to preserve texture, flavor, hygiene, convenience and to protect their products. The films are used in a variety of industries, such as bakery, beverage, candy/confections, cheese, cosmetics/personal, compact discs, dairy, fruits/vegetables, nuts, pharmaceuticals and tobacco. In addition, we provide printing services for a variety of consumer products.

Coated Film, Tobacco and other BOPP Based Film

For most packaging films, BOPP film serves as the base film from which anti-counterfeit, coated, tobacco and other specialty films are designed. There are multiple manufacturers of BOPP film in the PRC qualified to meet international standards. However, packaged goods require different porosity levels for water vapor, gases, as well as fragrance and heat resistance barriers depending on whether the item is edible (such as packaged dates, crackers, sweet cakes, freeze-dried coffee) or a non-food product (such as medicine, tobacco, or dried flowers). Shiner Industrial uses BOPP as the base film from which more sophisticated films, such as anti-counterfeit, coated and tobacco films, are produced.

Coated film is a functional packaging film in which a thin layer of polyolefin-based film is sealed either on one or both sides of the film with a varying type of chemical substance (coating layer). Depending on which coating layer is used, coated films have greater endurance and tensile strength and can be produced in heat-resistant, shrink-wrapped, pealable or other varieties. Coated films are known for their superior moisture, vapor, flavor and aroma barrier traits, as well as their clarity and superior printability. The base film is generally either BOPP, bi-oriented polyethylene terephthalate polyester film ("PET") or nylon ("BOPA"), depending on the needs of the end-user. When BOPP film is used, it can be coated with acrylic, PVDC or thermoplastic polyvinyl alcohol ("PVOH"). PVDC is a type of recognized packaging material with high barrier properties for water vapor, oxygen, aroma or flavor and other gases such as nitrogen and carbon dioxide. PVOH is used for its excellent oxygen barrier properties. When an acrylic layer is applied, it works as a protective armor and is well-suited for multiple types of water-based inks or ultra-violet inks to print upon. The use of water-based inks is preferred by most customers because of its cost savings and its environmentally-beneficial advantages as compared to oil-based inks. To our knowledge, we are the only producer of acrylic coated film in the PRC. In terms of its function as an oxygen barrier, BOPP film has an average of 2000 ml oxygen infiltrate for every square meter. PVDC has an average of 10 ml oxygen infiltrate for every square meter. PVOH has an average of 0.7 ml oxygen infiltrate for every square meter. All films can be surface-printed, reverse-printed or used unprinted.

BOPP Tobacco Film is a box over-wrap film designed to meet the industry requirements for packaging appearance, product freshness and clear optics.

Anti-counterfeit Film

Anti-counterfeit film is a BOPP film embossed with a high technology, multi-dimensional insignia that creates eye-catching illusions and makes it easier to increase brand identity. It is generally used in the packaging of high-end cigarettes, DVDs and other frequently imitated or pirated products.

Color Printing Services

Color printing services consist of surface printing and reverse printing services used mainly by consumer goods manufacturers and beverage companies.

Manufacturing

For most packaging films, BOPP film serves as the base film from which anti-counterfeit, coated, tobacco and other specialty films are designed. There are multiple manufacturers of BOPP film in the PRC qualified to meet international standards. Shiner Industrial, Shiny-day and Zhuhai use film machines and film lines to manufacture the packaging and specialty films.

Shiner International currently has four anti-counterfeit film machines, three coated film lines, two BOPP tobacco film line and one 10-color color printing line. Our coated film lines have the ability to apply single-coated (one-side, either inside or outside) or double-coated (both inside and outside) layers in a variety of plastic materials depending on the end-user's need, such as PVDC, PVOH or acrylic.

Sales and Marketing

Since 2003, we have concentrated on forming an experienced, knowledgeable and customer-oriented marketing team. Currently, we have 25 employees in our marketing group, 17 of these employees have been working in the industry for five years or more and are familiar with buyers' changing needs and concerns. In order to effectively serve the needs of different customers, marketing functions are divided into four units:

- Coated film;
- BOPP tobacco and anti-counterfeit film;
- Color printing; and
- International.

Coated Film

We have established relationships with consumer goods manufacturers who comprise the majority of the coated film customers in the PRC. Potential customer data is frequently updated through market research we perform to identify customers and sales calls to potential customers.

Various packaged goods have a number of different requirements, ranging from different porosity levels for oxygen, water vapor, and other gases to fragrance and heat resistance barriers. The specific requirements depend on whether the packaging is intended for edible items or non-food products. As a result, our marketing team's experience plays a key role in gaining access to and servicing such customers.

Shiny-day's marketing personnel typically serve both our coated film products and color printing customers in China in order to provide them with the convenience of "full service" from a single vendor.

BOPP Tobacco Film

We have established a well-respected reputation in China's BOPP tobacco films industry and are generally able to deal directly with our customer base, as opposed to dealing through intermediaries. Since we have already received the approval of the Chinese government, quality requirements, price requirements, service and relationships play a greater role in maintaining established customers and obtaining new ones. Because of the attractive location of our plant and facilities in Haikou on Hainan Island, generally known as the "Hawaii" of China, we frequently invite potential customers to visit and inspect our operations first-hand. We also host many of the annual tobacco and other large industry management conventions.

Anti-counterfeit Film

Piracy is a serious problem in the Chinese consumer marketplace, resulting in economic losses to manufacturers and health and safety costs to consumers. In an effort to address this problem and to protect the patent holders, Shiner Industrial has developed a unique patented anti-counterfeit packaging film. Our film has received several recognition awards from national organizations in the PRC and has the beneficial characteristics of other BOPP films, such as heat and temperature resistance, shrink-wrap, flavor and aroma barrier.

We believe that in the next five years, anti-counterfeit film products will play a much larger role in our sales growth. As such, we have formed a marketing team that targets well-known brand liquor and tobacco companies as well as the entertainment industry to cover such products as DVDs and CDs.

Color Printing

While the color printing industry tends to have a high degree of price elasticity, our customers are generally brand name consumer goods companies that seek quality printing. Through our market research, we identify potential customers, and marketing is often performed together with the coated and BOPP film teams by making joint sales calls.

International

Our international marketing unit services both the coated and BOPP film products. In late 2004, we began to attend international packaging exhibitions and trade fairs held in Europe and the Americas, mainly to inform global customers of our service capabilities and effective distribution system in the international market. We also sought to communicate the quality, service and price advantages of our films in a face-to-face setting. This methodology has proven highly effective in gaining new customers, and also in reaching multiple converters and distributors located in the U.S., Europe and South Africa.

In 2007 and 2008, we spent over $260,000 and $300,000, respectively, on international marketing and promotion and we have budgeted $400,000 for such expenses in 2009, which includes travel, industry advertising, and exhibition fees.

Competitive Advantages

We believe that we are able to effectively compete in both the domestic Chinese and international markets by means of proven quality, cost advantages and a service team that addresses customers before, during and after the sale process in order to build long-term customer relationships. Our customer-oriented perspective permeates each business unit and is largely responsible for our ability to penetrate new markets and successfully build on sales to new customers.

- **Quality** - In the domestic Chinese market, our products generally exceed accepted industry standards, while overseas, our products have received international and U.S. Food and Drug Administration ("FDA") certification and have proven to equal or even exceed the quality of industry leaders.

- **Price** - In the PRC, we have a lower operating cost basis than most competitors due to economies of scale and the design of our own production lines. In the international market, we are able to take advantage of lower labor and operating costs in comparison with Western industry leaders and our prices are approximately 25% lower on same product sales.

- **Customer Service -** For each business line, we have an accomplished sales and after-sales service team that is trained to promptly respond to customers.

- **One-Stop Service** - By providing film making, packaging, and printing services, we are able save customers both lead-time and costs.

- **Research** - We have 14 patents, eight patent applications pending and two trademarks issued by the PRC. Our research and development team includes over 20 engineers, several of whom hold masters' degrees in related fields. In 2006, we entered into a five-year research agreement with China's Science & Technology University, under which we own the proprietary rights to all findings to dedicated research projects which are undertaken at our request. We pay the university estimated fees of $12,850 annually under this agreement.

Suppliers

Major raw materials required in the manufacturing processes for our packaging products include petroleum-based resins and mixing chemicals, which are primarily supplied to us by large chemical companies. For these raw materials, we generally maintain purchase contracts for a period of no greater than six months. However, for many other materials, we can generally choose from multiple producers and such orders are placed on an "as-needed" monthly basis.

As all BOPP films, including tobacco and anti-counterfeit, are petroleum based, the effects of any short-term fluctuations in the price of oil will be averaged into the earnings over the period due to the cyclical nature of production, inventory and sales. Any long-term increases in the price of oil will have an adverse impact on our earnings. However, as there are currently no synthetics or substitute materials available in the market, management believes that any long-term increase in the price of oil will be made up for by an increase in sales prices by all producers across the board.

The base materials for many of Shiner Industrial's products are derived from petroleum. Approximately 60% of the raw materials for Shiner Industrial's BOPP tobacco film operation are imported from multi-national chemical companies such as Sumitomo Chemical Co., Ltd. In contrast, only about 7.1% of the raw materials for our coated films are imported because the current base BOPP film can be supplied through qualified domestic suppliers in the PRC.

Shiny-day purchases all of its raw materials domestically in the PRC. There are numerous suppliers for these raw materials. We generally select a supplier based on the best combination of quality, price and service. There are no raw materials used in Shiny-day's production process that are provided by any sole source supplier.

Zhuhai's BOPP film line produces sufficient basic BOPP film to satisfy our coated film production needs. In 2008, this saved us approximately $65 per ton in raw material costs.

In general, we do not have long term contracts with our suppliers. We maintain relationships with two to three approved suppliers for each raw material purchased and generally experience no delay in meeting our production needs on a timely basis.

Customers

Our customers are composed mainly of consumer products manufacturers, distributors, printers and converters. About 60% of our customers are located in the PRC, with the remainder located in Southeast Asia, Europe and North America. While our coated, tobacco, and anti-counterfeit packaging films are sold in the international market, our color printing business mainly serves customers in the PRC who are looking for one-stop service to fulfill their printing and packaging needs by a single vendor.

Coated Film

We are the leading producer of coated film in the PRC, with approximately 30% of market share of the PRC domestic coated film output in 2008. Our domestic competitors exist only in the form of smaller rivals with an average capacity of several hundred tons. Approximately 80% of our sales are made directly to customers, with the remaining 20% being sold through domestic distributors servicing one-off, small-scale packaging operations. We believe we are a premier producer of coated films nationally, and enjoy a reputation both for first-rate quality and service.

We maintain contracts with our larger customers generally for periods ranging from six months to one year. Smaller customers, those that constitute less than 2% of our overall sales, are subject to pre-payment on all orders. Our largest domestic customer, Dongguan XuFuJi Foods Co., Ltd. ("XuFuJi"), a manufacturer of snacks and cakes, accounted for approximately 31% of our coated film sales in the PRC and 8% of our total sales in 2008. While we anticipate that sales to XuFuJi will continue to grow at the rate of 20% annually, we expect sales to XuFuJi to decline as a percentage of our total sales as we continue to grow our customer base. We enter into bi-annual contracts with XuFuJi based on their six month forecast production needs and work closely with them throughout the year to meet their anticipated needs.

Internationally, during 2008, approximately 10 customers accounted for approximately 50% of our total coated film sales with an average sale amount of $300,000 per customer. Approximately 10% of our exported coated film is sold to printing and packaging companies located in the U.S. with the remainder sold to companies located in Southeast Asia, Turkey, South Africa, and Australia. Approximately 50% of our exported coated film sales are made to the "converter" industry, which represents mass packaging operations mainly in Southeast Asia and Eastern Europe that serve as packaging hubs for products sold in the U.S. and European markets. Rolls of finished coated film are sent to the converters where they print, cut, fold, and insert re-sealable zips to form pouches for items such as dried fruits, nuts, beverages and dairy products like cheese and yogurt.

BOPP Tobacco Film

As tobacco remains one of the state-controlled industries in the PRC, all of our domestic BOPP tobacco film sales are made to provincial cigarette manufacturers who can buy only from pre-approved domestic manufacturers meeting the quality and technical specifications as well as the standard price requirements of the Chinese government. We currently sell our BOPP tobacco film to 28 out of 32 provincial cigarette manufacturers and have verbal contracts to sell over 5,000 tons of film per year to the state owned cigarette company of the PRC.

Anti-counterfeit Film

We introduced anti-counterfeit film products in 2005 as a superior alternative to the industry's hologram printed films. Our largest customer in the domestic market is Shanghai Epic Manufacturing Operations, an affiliate of Sony Music International, and our largest customer in the international market is Vintaba. Our anti-counterfeit product sales more than doubled in 2008 to over $10.5 million, of which Vintaba accounted for approximately 36%

of such sales. A majority of our customers are brand name producers seeking to protect copyrights and reduce the occurrence of pirated product. We plan to target tobacco, alcohol and entertainment companies as sources of new sales.

Color Printing

The main customers of our color printing business are brand-name food and commodity companies in the PRC that have strict requirements for quality and service. We believe that our customers are also attracted to the one-stop service that we offer by fulfilling both their packaging film and printing requirements.

Our two largest customers, Guangzhou LiBai Enterprise Group Co., Ltd. ("LiBai") and the Chunguang Foodstuff Limited ("Chunguang"), accounted for81.6% and 3.8%, respectively, of color printing sales in 2008. We have a contract with LiBai to continue to meet their operating needs through 2010. Chunguang generally renews its specific operating needs on a bi-annual basis.

Research and Development

To maintain a competitive advantage in the marketplace and keep pace with current developments, we engage in continuous research and development. We take great pride in our research ability both in the production line and in the finished product. Our internal engineers have designed two of the coated film production lines. By designing our own production lines, we intend to reduce our fixed asset investment by approximately 35% and better meet our specific manufacturing needs. The director of our research department has over 15 years of working experience in the industry.

During 2007 and 2008, we spent approximately $121,618 and $150,310, respectively, on research and development projects with the majority expended on new product trials and experimental manufacturing techniques, including fog prevention, high heat shrinkable and powder wrapping films. In 2009, we plan to spend approximately $200,000 in the area of new product trials. All research and development costs are funded through our operating cash flow and are expensed as incurred.

In addition to in-house research and development, we have sponsored several projects with research institutions and universities in the PRC to which we retain all proprietary rights for the research funded by us. We also have a formal agreement with China's Science & Technology University through 2010 for which we have proprietary rights to all findings based upon dedicated research conducted on our behalf. We also have informal alliances with Fudan University in Shanghai, Sun Yat Sen University (Zhong Shan) in Guangzhou and Tsinghua University in Beijing.

Intellectual Property

We hold 14 patents on both products and production equipment that have been issued by the State Intellectual Property Office of the PRC. We have additional products and production equipment for which eight patent applications are currently pending and we expect to receive during the 2009. We also have two trademarks issued by the State Intellectual Property Office of the PRC.

Employees

We have a centralized labor management system for our operating subsidiaries. Labor and employment affairs of each subsidiary are managed by our central human resources department.

Currently, we have 531 full-time employees. Of these employees, 132 employees are employed by Shiner Industrial, 154 employees are employed by Shiny-day, 128 employees are employed by Zhuhai and 117 employees are employed by Hainan Hi-Tech. Our employees work in the functional units as indicated in the table below.

Department	Shiner Industrial	Shiny-day	Zhuhai	Hainan Hi-Tech
Management	7	2	0	0
All administration	18	2	2	0
Sales	7	12	0	6
Production	100	138	126	111

Government and Environmental Regulation

Through the laws and regulations of the PRC and the provincial government of Haikou City, our products are subject to regulation by governmental agencies responsible for food packaging and hygiene. Additionally, the quality and hygiene requirements of our customers, especially those located internationally, exceed government requirements in the PRC. Our PVDC and all coated films have already met FDA requirements, as well as those required for food products sold in the European Economic Community ("EEC").

Business registrations, our production processes, and certain products are certified on a regular basis and must be in compliance with the laws, rules and regulations of various governments and industry agencies. Shiner Industrial, Shiny-day and Zhuhai have been assessed and certified as meeting the requirements of ISO 9001:2000 for designing and manufacturing BOPP films, PVDC coated film, BOPP laser holographic anti-counterfeit film for packaging by the SGS Group. Hainan Hi-Tech has applied for certification and is awaiting the results of the assessment and certification process.

We are also subject to China's National Environmental Protection Law as well as a number of other national and local laws and regulations regarding pollutant discharge for air, water and noise pollution. We believe that we are in compliance with such laws and regulations.

In 2009, we incurred expenses of approximately $10,000 to comply with governmental and environmental regulations in the PRC.

Competition

Coated Film

We are the leading producer of coated films in the PRC with domestic competition only in the form of smaller rivals with an average capacity of several hundred tons. We believe that we have numerous competitive advantages over our smaller domestic rivals with regard to total capacity, service, market research, quality, research and production line design.

In the international market we face strong competition from industry leaders such as Dupont Energy Co., Innovia Films Ltd. and Exxon Mobil Corporation. Each of these corporations has much larger production capacity than us, and each has a strong reputation as they have significant experience in the coated films market. Distinct from many other Chinese producers, we are able to effectively compete in the international arena. We believe that our combination of internationally-certified product quality with the FDA and EEC, experienced after-sales service team and product selection in a low-cost setting will continue to attract multinational buyers and propel sales growth.

BOPP Tobacco Film

As tobacco remains a state-owned and operated industry in the PRC, the government buys only from approved PRC domestic vendors and competition exists only in the form of other domestic film companies. In addition, each province is required to maintain two to three suppliers, thus competition among qualified players is limited. In the domestic market there are several qualified large producers including:

- *Jian su Zhongda New Material Group Co., Ltd.*, a Nanjing-based company listed in the Shanghai Stock Exchange. It is the largest manufacturer of BOPP Tobacco film in the PRC;
- *Fo Shan Plastics Group Co., Ltd.*, listed in the Shanghai Stock Exchange;

- *Zhanjiang Packaging Enterprises Ltd.*, in Guangdong;
- *Yunnan Kunlene Film Industries Co., Ltd.*, in Yunnan;
- *Yunnan Hongta Plastics Co., Ltd.*, in Yunnan; and
- *Hubei Firsta Packaging Co., Ltd.*, in Hubei.

As we have attained certification as a government supplier, a certain level of annual sales are guaranteed to us from the government of the PRC. However, the process of maintaining and building the volume of sales has become largely a matter of industry relationships in which we have extensive experience.

In the international market, we face competition from large multi-nationals as well as Southeast Asian and Japanese firms. We believe we have an absolute price advantage over our Western competitors due to our lower production costs. Accordingly, it is Asian-based producers that pose the greater degree of competition. As we increase both our production capacity and marketing efforts, we expect our international sales to continue to grow. However, we will continue to focus more of our efforts on expanding our anti-counterfeit and specialty films as opposed to our international market for BOPP tobacco film.

Anti-counterfeit Film

Because our anti-counterfeit film is unique, we do not face direct competition for this product. However, established international producers such as Applied Extrusion Technologies, Inc. and Innovia Films Ltd. do produce their own anti-counterfeit films based mainly on printed holograms, which are relatively simple to duplicate. Rather than direct competition, we are focusing on market awareness and educating buyers as to the superior quality of our products over these hologram-based counterfeit films. The advantages of our BOPP anti-counterfeit laser holograph films include:

- Specially designed BOPP basic film which has all the excellent characteristics of high polish shrinkable films, increasing the aesthetic feeling of packaged products. BOPP basic films can endure oil ink erosion and have a barrier to vapor and oxygen, which will maintain the aroma and extend storage life;
- The laser holograph layer improves the anti-static ability and prevents the conglutination of films; and
- To produce BOPP anti-counterfeit films, the manufacturers need to buy BOPP film production lines that are expensive for smaller players in this field.

With traditional laser holography using anti-counterfeit signs, counterfeit manufacturers can easily purchase these signs from the printing companies. In fact, counterfeit manufacturers can even illegally buy the motherboard from these printing companies, so that they can be easily copied. In comparison, BOPP laser holograph anti-counterfeit films uses specially designed BOPP basic films and laser holograph technology with secret microcode which effectively prevents the duplication of the design.

Compared with other chemical or oil ink printing anti-counterfeit technology, our products are environmentally friendlier since consumers can directly tear the films and throw them away and compared with code and call center technology, consumers find it easier to identify the products. The consumers do not need to call an anti-counterfeit center and also have the added benefits of BOPP film.

Color Printing

We are the largest color printing service provider in Hainan province and rank approximately 20th in the overall Chinese market. Due to low operating costs, the printing industry is highly fragmented with approximately 4,000 soft packaging and printing companies in the PRC. As a result, competition in the PRC is fierce and industry margins are low. Accordingly, we maintain our printing services mainly as a convenience for current film customers who are more concerned with quality, service, and one-stop printing and packaging service than with price.

Large printers in the PRC include Huanshan Yongxing in Anhui province, whose main customers include The Proctor & Gamble Company in Guangzhou Langqi, as well as Haining Changhai Packaging and Printing Co., Ltd. in Zhejiang province.

History

From incorporation to July 24, 2007, the business of our company, then known as Cartan Holdings Inc., consisted of ownership of a 100% undivided right, title and interest in and to the mineral property known as the "Cartan mineral claim." Our interest in the property consisted of the right to explore for and remove minerals from the property. The Cartan mineral claim expired on December 15, 2007.

On July 23, 2007, we entered into and completed a share exchange transaction with Sino Palace Holdings Ltd., a British Virgin Islands corporation, pursuant to which we acquired the Shiner Group in exchange for 16,500,000 shares of common stock.

Concurrently with the closing of the transactions contemplated by the share exchange agreement and as a condition thereof, we entered into an agreement with Zubeda Mohamed-Lakhani, our former director and chief executive officer, pursuant to which she returned 4,750,000 shares of our common stock for cancellation. Ms. Mohamed-Lakhani was not compensated in any way for the cancellation of her shares. Upon completion of the foregoing transactions, we had an aggregate of 21,150,000 shares of common stock issued and outstanding. The shares of common stock issued to the shareholders of Sino Palace were issued in reliance upon the exemption from registration provided by Regulation S under the Securities Act of 1933, as amended.

Item 1A. Risk Factors.

You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company and some risks and uncertainties are inherent in our business. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. The following sets forth factors related to our business, operations, financial position or future financial performance or cash flows which could cause an investment in our securities to decline and result in a loss. In assessing these risks, you should also refer to the other information contained in this Annual Report on Form 10-K, including our consolidated financial statements and related notes.

General Risks Related to Our Business

We cannot be certain that our product innovations and marketing successes will continue.

We believe that our past performance has been based on, and our future success will depend upon, in part, our ability to continue to improve our existing products through product innovation and to develop, market and produce new products. We cannot assure you that we will be successful in the introduction, marketing and production of any new products or product innovations, or that we will develop and introduce in a timely manner innovations to our existing products which satisfy customer needs or achieve market acceptance. Although we have developed products that have met customers' requirements in the past, there is no assurance that any of our research and development efforts will necessarily lead to any new or enhanced products or generate sufficient market share to justify commercialization. We must continually improve our current products and develop and introduce new or enhanced products that address the requirements of our customers and are competitive in terms of functionality, performance, quality and price in order to maintain and increase our market share. If our new products are unable to gain market acceptance, we would be forced to write-off the related inventory and would not be able to generate future revenue from our investment in research and development. In such event, we would be unable to increase our market share and achieve and sustain profitability. Our failure to develop new products and introduce them successfully and in a timely manner could harm our ability to grow our business and could have a material adverse effect on our business, results of operations and financial condition.

Our anti-counterfeit technology may not satisfy the changing needs of our customers.

With any anti-counterfeit product authentication technology, including the technology of our current and proposed products, there are risks that the technology may not successfully address all of our customers' needs. While we have already established successful relationships with Chinese customers with regard to our products, our customers' ultimate needs may change or vary, thus introducing variables which may affect the ability of our proposed products to address all of our customers' ultimate technology needs in an economically feasible manner.

Our growth strategy and future success depends upon commercial acceptance of products incorporating technologies we have developed and are continuing to develop. Technological trends have had and will continue to have a significant impact on our business. Our results of operations and ability to remain competitive are largely based upon our ability to accurately anticipate customer and market requirements. Our success in developing, introducing and selling new and enhanced products depends upon a variety of factors, including:

- accurate technology and product selection;
- timely and efficient completion of product design and treatment;
- timely and efficient implementation of manufacturing processes;
- product performance; and
- product support and effective sales and marketing.

We may not be able to accurately forecast or respond to commercial and technological trends in the industries in which we operate.

We may not be able to keep pace with rapid technological changes in the anti-counterfeit product industry.

The anti-counterfeit product authentication industry is a relatively new industry and market, especially in the PRC and other parts of Asia, and thus continues to evolve in terms of customer/market needs, applications, and technology. We believe that we have hired or engaged personnel and outside consultants who have experience and are recognized within the industry to be experts in the anti-counterfeit product authentication industry. With respect to technology, while we continue to seek out and develop "next generation" technology through acquisition, strategic partnerships, and our own research and development, there is no guarantee that we will be able to keep pace with technological developments and market demands in this evolving industry and market. Technological changes, process improvements, or operating improvements that could adversely affect us include:

- development of new technologies by our competitors;
- changes in product requirements of our customers; and
- improvements in the alternatives to our technologies.

We may not have sufficient funds to devote to research and development, or our research and development efforts may not be successful in developing products in the time, or with the characteristics, necessary to meet customer needs. If we do not adapt to such changes or improvements, our competitive position, operations and prospects would be materially affected.

Intense competition in the anti-counterfeit and packaging markets may adversely affect our operating results.

We operate in highly competitive and rapidly evolving fields, and new developments are expected to continue at a rapid pace. We believe that there are few barriers to entry into many of our markets. As a result, we may experience competition resulting from new manufacturers of various types of film in our product lines. Competitors may succeed in developing alternative technologies and products that are more effective, easier to use or less expensive than those which have been or are being developed by us or that would render our technology and products obsolete and non-competitive. Any of these actions by our competitors could adversely affect our sales.

In addition, we face competition from a substantial number of companies, which sell similar and substitute packaging products. Although we believe that we have developed strategic relationships in the PRC to best penetrate the PRC market, we face competition from other providers, some of which have greater financial and human resources, have had a longer operating history, and have greater name recognition than we do. Many of these competitors have substantially greater financial and technical resources, production and marketing capabilities, and may have extensive production facilities, well-developed sales and marketing staffs and substantial financial resources. Competitive products are also available from a number of local manufacturers. This results in competition that is highly price sensitive. We also compete on the basis of quality, service, timely delivery and differentiation of product properties.

An increase in competition could result in material selling price reductions or loss of our market share. This could materially adversely affect our operations and financial condition.

We are a major purchaser of many commodities that we use for raw materials in the manufacturing process of our products, and price changes for the commodities we depend on may adversely affect our profitability.

With the rapid growth of the PRC's economy, the demand for certain raw materials is great while the supply may be more limited. This may affect our ability to secure the necessary raw materials we need in a cost-effective manner, including chemicals and other items needed for production of our products at the volume of purchase orders that we anticipate receiving.

For example, the PET resin is currently used as a raw material in the PRC's textile industry, and the market prices of PET resin may fluctuate due to changes in supply and demand conditions in that industry. Any sudden shortage of supply, or significant increase in demand, of PET resin and additives may result in higher market prices and thereby increase our cost of sales. The prices of PET resin and additives are, to a certain extent, affected by the price movement of crude oil.

If there is a significant increase in the cost of our raw materials and we are unable to pass on such increase to our customers on a timely basis or at all, our profit margins and results of operations will be adversely affected.

Fluctuating energy prices impact our operating results.

In 2008, energy prices fluctuated dramatically, which has resulted in unstable raw material costs for our branded products. Petroleum is the prime ingredient in many plastics that we use to make our products, including acrylic, PET and BOPP. International market prices for crude oil have been subject to huge swings in the last year, and our customers were therefore more cautious in ordering. We estimate that an increase in the price of crude oil of $10.00 per barrel could cause our gross margin to decline by up to 6% on the sale of these products. There has been some increase in the cost of our raw materials as a result of significant crude oil price spikes, and our ability to hedge against these fluctuations by either entering into long-term supply contracts or otherwise offsetting our exposure to these commodity price variations has been extremely limited.

Our success depends on our management team and other key personnel, the loss of any of whom could disrupt our business operations.

Our success to date has been largely attributable to and our future success will depend in substantial part on the continued service of our senior management and founders. The loss of the services of one or more of our key personnel could impede implementation and execution of our business strategy and result in the failure to reach our goals. We do not carry key person life insurance with respect to any of our officers or employees and we do not have any employment agreements with these individuals. Our future success will also depend on the continued ability to attract, retain and motivate highly qualified personnel in many fields of our operations. The rapid growth of the economy in the PRC has caused intense competition for qualified personnel. We cannot assure you that we will be able to retain our key personnel or that we will be able to attract, train or retain qualified personnel in the future.

We may not be able to adequately protect our technology and other proprietary rights.

Our success will depend in part on our ability to obtain and protect our products, methods, processes and other technologies, to preserve our trade secrets, and to operate without infringing on the proprietary rights of third parties both domestically in the PRC and abroad. We rely on patents, trademarks and licenses to protect our intellectual property. We also have patent applications pending in the PRC, and have worked and continue to work closely with PRC patent officials to preserve our intellectual property rights. If we are unable to adequately protect or enforce our intellectual property rights with respect to our products, methods, processes and other technologies, our prospects for revenue growth could be significantly diminished. Additionally, if our products, methods, processes and other technologies infringe on the intellectual property rights of other parties, we could incur substantial costs.

Our ability to compete in our markets and to achieve future revenue growth will depend, in significant part, on our ability to protect our proprietary technology and operate without infringing upon the intellectual property rights of others. The legal regime in the PRC for the protection of intellectual property rights is still at its early stage of development. Intellectual property protection became a national effort in the PRC in 1979 when the PRC adopted its first statute on the protection of trademarks. Since then, the PRC has adopted its Patent Law, Trademark Law and Copyright Law and promulgated related regulations such as Regulation on Computer Software Protection, Regulation on the Protection of Layout Designs of Integrated Circuits and Regulation on Internet Domain Names. The PRC has also acceded to various international treaties and conventions in this area, such as the Paris Convention for the Protection of Industrial Property, Patent Cooperation Treaty, Madrid Agreement and its Protocol Concerning the International Registration of Marks. In addition, when the PRC became a party to the World Trade Organization in 2001, the PRC amended many of its laws and regulations to comply with the Agreement on Trade-Related Aspects of Intellectual Property Rights. Despite many laws and regulations promulgated and other efforts made by the PRC over the years to tighten up its regulation and protection of intellectual property rights, private parties may not enjoy intellectual property rights in the PRC to the same extent as they would in many Western countries, including the United States, and enforcement of such laws and regulations in the PRC have not achieved the levels reached in those countries. Both the administrative agencies and the court system in the PRC are not well-equipped to deal with violations or handle the nuances and complexities between compliant technological innovation and non-compliant infringement.

There is no assurance that the measures that we have put into place to protect our intellectual property rights will be sufficient. As the number of patents, trademarks, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights and the functionality of the products in the market further overlap, we believe that business entities in our industry may face more frequent infringement claims. Litigation to enforce our intellectual property rights could result in substantial costs and may not be successful. If we are not able to successfully defend our intellectual property rights, we might lose rights to technology that we need to conduct and develop our business. This may seriously harm our business, operating results and financial condition, and enable our competitors to use our intellectual property to compete against us.

Entry of new BOPP and anti-counterfeit film producers in the PRC may increase the supply of, and decrease the prices of, BOPP and anti-counterfeit film in the industry, and hence lead to a decline in our profit margins.

We believe that we are currently one of the few producers of BOPP and anti-counterfeit film in the PRC with research and development capabilities. Our past financial performance is attributable to our market position in the industry. Over time, there may be new entrants into our industry, whether as a result of increased access to the production technology of BOPP and anti-counterfeit film or otherwise. Accordingly, we may experience increased competition, and the entry of new BOPP and anti-counterfeit producers will also lead to an increase in the industry supply of BOPP and anti-counterfeit film resulting in more competitive pricing. We believe that our major competitors in the BOPP film manufacturing market in the PRC include Jian su Zhongda New Material Group Co., Ltd., Fo Shan Plastics Group Co., Ltd., Zhanjiang Packaging Materials Enterprises Ltd., Yonnan Kunlene Film Industries Co., Ltd., Yunnan Hongta Plastics Co., Ltd. and Hubei Firsta Packaging Co., Ltd. We may have to price our products in response to competitive market conditions and this may lead to a decline in our profit margins. In the event that we are unable to successfully compete or retain effective control over the pricing of our products, our profit margins will decrease and our revenues and net income may also decrease.

In addition, the PRC has gradually lifted its import restrictions, lowered import tariffs and relaxed foreign investment restrictions after its entry into the World Trade Organization in December 2001. This may lead to increased competition from foreign companies in our industry, some of which are significantly larger and financially stronger than us. If we fail to compete effectively with these companies in the future, our current business and future growth potential could be adversely affected.

In each of our product lines, we have a large amount of sales concentrated in a small number of customers.

In each of our product lines, we have a large number of sales concentrated in a small number of customers. For example, approximately 36% of our anti-counterfeit film sales in 2008 were to one customer. In 2008, approximately 31% of our coated film sales in the PRC were to one customer and approximately 20% of our overall coated film sales were to ten international customers. In 2008, approximately 16.3% of our BOPP tobacco film sales were to one customer and approximately 81.6% of our color printing sales were to one customer. Any decrease in the demand for our BOPP tobacco film will significantly affect our financial performance. Although demand for our BOPP tobacco film has gradually been increasing, any significant fall in the consumption of tobacco, in particular, whether as a result of health concerns or otherwise, could result in a decline in the sales of our products and adversely impact our financial condition, business and operation.

A disruption in the supply of utilities, fire or other calamity at our manufacturing plants would disrupt production of our products and adversely affect our sales.

Our films are manufactured solely at our production facilities located in Haikou City and Zhuhai City in the PRC. While we have not experienced any calamities in the past which disrupted production, any disruption in the supply of utilities, in particular, electricity or power supply or any outbreak of fire, flood or other calamity resulting in significant damage at our facilities, would severely affect our production of BOPP film, color printing or anti-counterfeit film lines. As a result, we could incur substantial liabilities that could reduce or eliminate the funds available for product development, or result in a loss of equipment and properties.

While we maintain insurance policies covering losses with respect to damage to our properties, machinery and inventories of raw materials and products, we cannot assure you that our insurance would be sufficient to cover all of our potential losses.

We have limited experience in operating outside mainland China, and failure to achieve our international marketing and sales strategy may have an adverse effect on our business growth in the future.

Our future growth depends, to a considerable extent, on our ability to develop both the domestic and overseas markets. We are currently exploring new business opportunities outside mainland China for our BOPP film, color printing or anti-counterfeit film products. We have a limited number of customers outside the PRC, mainly in the United States and Europe. However, we have limited experience in operating outside mainland China, have limited experience with foreign regulatory environments and market practices, and cannot guarantee that we will be able to penetrate any international market. In connection with our initial efforts to expand overseas, we have encountered many obstacles, including cultural and linguistic differences, difficulties in keeping abreast of market, business and technical developments in foreign jurisdictions, and political and social disturbances. Failure in the development of international markets may have an adverse effect on our business growth in the future.

Compliance with the Sarbanes-Oxley Act of 2002 and related corporate governance and public disclosure requirements have resulted in significant additional expense.

Changing laws, regulations, and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and the associated SEC regulations and Nasdaq rules, have resulted in significant additional expense as well as a diversion of management time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new or changed laws, regulations, and standards differ from the activities intended by regulatory or governing bodies, we might be subject to lawsuits or sanctions or investigation by regulatory authorities, such as the SEC or Nasdaq, and our reputation may be harmed.

While we believe our internal control over financial reporting is now effective, we can provide no assurance that our internal control over our financial reporting will continue to be effective.

We evaluated our internal control systems in order to allow management to report on our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002. While we believe that our internal control procedures are adequate, we may not be able to continue complying with the requirements relating to internal control over financial reporting or other aspects of Section 404 in a timely fashion. If we are not able to comply with the requirements of Section 404 in a timely manner in the future, we may be subject to lawsuits or sanctions or investigation by regulatory authorities. Any such action could adversely affect our financial results and the market price of our common stock.

The year ending December 31, 2009, is expected to be the first year for which we will be required to include in our annual report an attestation report by our independent registered public accounting firm on our internal control over financial reporting. Our independent registered public accounting firm may determine that our internal control over financial reporting includes one or more unidentified material weaknesses, which would result in us receiving an adverse attestation report. This could also result in significant additional expenditures to respond to the Section 404 internal control review, heightened regulatory scrutiny and potentially an adverse effect to the price of our common stock.

We are subject to many environmental and safety regulations that may result in unanticipated costs or liabilities, that could reduce our profitability.

We are subject to extensive federal, local and foreign laws, regulations, rules and ordinances relating to pollution, protection of the environment and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. Actual or alleged violations of environmental laws or permit requirements could result in restrictions or prohibitions on plant operations, substantial civil or criminal sanctions, as well as, under some environmental laws, the assessment of strict liability and/or joint and several liability. Moreover, changes in environmental regulations could inhibit or interrupt our operations, or require us to modify our facilities or operations. Accordingly, environmental or regulatory matters may cause us to incur significant unanticipated losses, costs or liabilities, that could reduce our profitability.

In addition, we could incur significant expenditures in order to comply with existing or future environmental or safety laws. Capital expenditures and costs relating to environmental or safety matters will be subject to evolving regulatory requirements and will depend on the timing of the promulgation and enforcement of specific standards which impose requirements on our operations. Capital expenditures and costs beyond those currently anticipated may therefore be required under existing or future environmental or safety laws.

Furthermore, we may be liable for the costs of investigating and cleaning up environmental contamination on or from our properties or at off-site locations where we disposed of or arranged for the disposal or treatment of hazardous materials or from disposal activities that pre-dated our purchase of our businesses. We may therefore incur additional costs and expenditures beyond those currently anticipated to address all such known and unknown situations under existing and future environmental laws.

Risks Related to Conducting Our Business in the PRC

We are subject to international economic and political risks over which we have little or no control and may be unable to alter our business practice in time to avoid the possibility of reduced revenues.

A substantial portion of our business is conducted in the PRC. Doing business outside the United States, particularly in the PRC, subjects us to various risks including changing economic and political conditions, major work stoppages, exchange controls, currency fluctuations, armed conflicts and unexpected changes in United States and foreign laws relating to tariffs, trade restrictions, transportation regulations, foreign investments and taxation. We have no control over most of these risks and may be unable to anticipate changes in international economic and political conditions. Therefore, we may be unable to alter our business practice in time to avoid the possibility of reduced revenues.

The PRC's economic policies could affect our business.

Generally, all of our assets are located in the PRC and a substantial amount of our revenue is derived from our operations in the PRC. Accordingly, our results of operations and prospects are subject, to a significant extent, to the economic, political and legal developments in the PRC.

While the PRC's economy has experienced significant growth in the past twenty years, such growth has been uneven, both geographically and among various sectors of the economy. The PRC's government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy of the PRC, but they may also have a negative effect on us. For example, operating results and financial condition may be adversely affected by the government control over capital investments or changes in tax regulations. The economy of the PRC has been changing from a planned economy to a more market-oriented economy. In recent years, the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of corporate governance in business enterprises; however, a substantial portion of productive assets in the PRC are still owned by our government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over the PRC's economic growth through the allocation of resources, the control of payment of foreign currency-denominated obligations, the setting of monetary policy and the provision of preferential treatment to particular industries or companies.

We may have difficulty establishing adequate management, legal and financial controls in the PRC.

The PRC historically has not adopted a Western style of management and financial reporting concepts and practices, as well as in modern banking, computer and other control systems. We may have difficulty in hiring and retaining a sufficient number of qualified employees to work in the PRC. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards.

Our bank accounts are not insured or protected against loss.

We maintain our cash with various banks and trust companies located in the PRC. Our cash accounts are not insured or otherwise protected. Should any bank or trust company holding our cash deposits become insolvent, or if we are otherwise unable to withdraw funds, we would lose the cash on deposit with that particular bank or trust company.

As we have limited business insurance coverage in the PRC, any loss which we suffer may not be insured or may be insured to only a limited extent.

The insurance industry in the PRC is still in an early state of development and insurance companies located in the PRC offer limited business insurance products. In the event of damage or loss to our properties, our insurance may not provide as much coverage as if we were insured by insurance companies in the United States.

Tax laws and regulations in the PRC are subject to substantial revision, some of which may adversely affect our profitability.

The PRC tax system is in a state of flux, and it is anticipated that the PRC's tax regime will be altered in the coming years. Tax benefits that we presently enjoy may not be available in the wake of these changes, and we could incur tax obligations to our government that are significantly higher than anticipated. These increased tax obligations could negatively impact our financial condition and our revenues, gross margins, profitability and results of operations may be adversely affected as a result.

Certain tax exemptions that we presently enjoy in the PRC are scheduled to expire over the next several years.

Since a substantial portion of our operations are located in a privileged economic zone, we are entitled to certain tax benefits. These tax benefits are presently scheduled to expire over the next several years. Zhuhai has a 100% exemption from federal taxes in the PRC from January 1, 2008 through December 31, 2009, and will have a 50% exemption from federal tax during January 1, 2010 through December 31, 2012. When these exemptions expire, our income tax expenses will increase, reducing our net income below what it would be if we continued to enjoy these exemptions. Shiner Industrial had a 50% exemption from federal tax from January 1, 2006 to December 31, 2008.

We may face judicial corruption in the PRC.

Another obstacle to foreign investment in the PRC is corruption. There is no assurance that we will be able to obtain recourse in any legal disputes with suppliers, customers or other parties with whom we conduct business, if desired, through the PRC's poorly developed and sometimes corrupt judicial systems.

If relations between the United States and the PRC worsen, investors may be unwilling to hold or buy our stock and our stock price may decrease.

At various times during recent years, the United States and the PRC have had significant disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade controversies between the United States and the PRC, whether or not directly related to our business, could reduce the price of our common stock.

The government of the PRC could change its policies toward private enterprise or even nationalize or expropriate private enterprises, which could result in the total loss of our and your investment.

Our business is subject to significant political and economic uncertainties and may be affected by political, economic and social developments in the PRC. Over the past several years, the government of the PRC has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. The government of the PRC may not continue to pursue these policies or may significantly alter them to our detriment from time to time with little, if any, prior notice.

Changes in policies, laws and regulations or in their interpretation or the imposition of confiscatory taxation, restrictions on currency conversion, restrictions or prohibitions on dividend payments to stockholders, or devaluations of currency could all cause a decline in the price of our common stock, should a market for our common stock ever develop. Nationalization or expropriation could even result in the total loss of your investment.

The nature and application of many laws of the PRC create an uncertain environment for business operations and they could have a negative effect on us.

The legal system in the PRC is a civil law system. Unlike the common law system, the civil law system is based on written statutes and decided legal cases have little value as precedents. In 1979, the PRC began to promulgate a comprehensive system of laws and has since introduced many laws and regulations to provide general guidance on economic and business practices in the PRC and to regulate foreign investment. Progress has been made in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. The promulgation of new laws, changes of existing laws and the abrogation of local regulations by national laws could cause a decline in the price of our common stock. Since these laws, regulations and legal requirements are relatively recent, their interpretation and enforcement involve significant uncertainty.

As we import goods into and export goods out of the PRC, fluctuation of the Renminbi may affect our financial condition by affecting the volume of cross-border money flow.

Although we use the United States dollar for financial reporting purposes, many of the transactions effected by our operating subsidiaries are denominated in the PRC's Renminbi. The value of the Renminbi fluctuates and is subject to changes in the PRC's political and economic conditions. We do not currently engage in hedging activities to protect against foreign currency risks. Even if we chose to engage in such hedging activities, we may not be able to do so effectively. Future movements in the exchange rate of the Renminbi could adversely affect our financial condition as we may suffer financial losses when transferring money raised outside of the PRC into the country or when paying vendors for services performed outside of the PRC.

We may not be able to obtain regulatory approvals for our products.

The manufacture and sale of our products in the PRC are regulated by the PRC and the local provincial governments. Although our licenses and regulatory filings are current, the uncertain legal environment in the PRC and our industry may be vulnerable to local government agencies or other parties who wish to renegotiate the terms and conditions of, or terminate their agreements or other understandings with us.

It will be extremely difficult to acquire jurisdiction and enforce liabilities against our officers, directors and assets based in the PRC.

As our executive officers and several of our directors, including the chairman of our Board of Directors, are Chinese citizens, it may be difficult, if not impossible, to acquire jurisdiction over these persons in the event a lawsuit is initiated against us and/or our officers and directors by a stockholder or group of stockholders in the United States. Also, because our operating subsidiaries and assets are located in the PRC, it may be extremely difficult or impossible for you to access those assets to enforce judgments rendered against us or our directors or executive offices by United States courts. In addition, the courts in the PRC may not permit the enforcement of judgments arising out of United States federal and state corporate, securities or similar laws. Accordingly, United States investors may not be able to enforce judgments against us for violation of United States securities laws.

We may face obstacles from the communist system in the PRC.

Foreign companies conducting operations in the PRC face significant political, economic and legal risks. The Communist regime in the PRC, including a cumbersome bureaucracy, may hinder Western investment.

Risks Related to our Securities

Our common stock price is subject to significant volatility, which could result in substantial losses for investors.

During the six month period from August 15, 2007 through February 11, 2008, the high and low bid prices of our common stock on the Over-The-Counter Bulletin Board ("OTCBB") were $8.74 per share and $2.00 per share, respectively. Prior to that date, our common stock was traded sporadically on the "pink sheets." Since our commencement of trading on the Nasdaq Stock Market on February 12, 2008 through March 20, 2009, the high and low sales prices of our common stock were $7.51 and $0.698. Prices for our shares are determined in the marketplace and may accordingly be influenced by many factors, including, but not limited to:

- the depth and liquidity of the market for the shares;
- quarter-to-quarter variations in our operating results;
- announcements about our performance as well as the announcements of our competitors about the performance of their businesses;
- investors' evaluations of our future prospects and the food industry generally;
- changes in earnings estimates by, or failure to meet the expectations of, securities analysts;
- our dividend policy; and
- general economic and market conditions.

In addition, the stock market often experiences significant price fluctuations that are unrelated to the operating performance of the specific companies whose stock is traded. These market fluctuations could adversely affect the trading price of our shares.

The price at which investors purchase shares of our common stock may not be indicative of the price that will prevail in the trading market. Investors may be unable to sell their shares of common stock at or above their purchase price, which may result in substantial losses.

Future sales of shares of our common stock by our stockholders could cause our stock price to decline.

We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of common stock for sale will have on the market price prevailing from time to time. Sales of shares of our common stock in the public market covered under an effective registration statement, or the perception that those sales may occur, could cause the trading price of our common stock to decrease or become lower than it might be in the absence of those sales or perceptions.

We may issue additional shares of our capital stock or debt securities to raise capital or complete acquisitions, which would reduce the equity interest of our stockholders.

Our certificate of incorporation authorizes the issuance of up to 75,000,000 shares of common stock, par value $.001 per share. There are approximately 50,350,000 authorized and unissued shares of our common stock which have not been reserved and are available for future issuance. Although we have no commitments as of the date of this offering to issue our securities, we may issue a substantial number of additional shares of our common stock to complete a business combination or to raise capital. The issuance of additional shares of our common stock:

- may significantly reduce the equity interest of investors in this offering; and
- may adversely affect prevailing market prices for our common stock.

The application of the "penny stock" rules could adversely affect the market price of our common stock and increase your transaction costs to sell those shares.

Holders of shares of our common stock may have difficulty selling those shares because our common stock will probably be subject to the penny stock rules. Shares of our common stock are subject to rules adopted by the SEC that regulate broker-dealer practices in connection with transaction in "penny stocks." Penny stocks are generally equity securities with a price of less than $5.00 which are not registered on a national securities exchange, provided that current price and volume information with respect to transactions in those securities is provided by the exchange or system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document prepared by the SEC, which contains the following:

- a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;
- a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements of securities laws;
- a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and the significance of the spread between the "bid" and "ask" price;
- a toll-free telephone number for inquiries on disciplinary actions;
- definitions of significant terms in the disclosure document or in the conduct of trading in penny stocks; and
- such other information and is in such form (including language, type, size and format), as the SEC shall require by rule or regulation.

Prior to effecting any transaction in penny stock, the broker-dealer also must provide the customer with the following:

- the bid and offer quotations for the penny stock;
- the compensation of the broker-dealer and our salesperson in the transaction;
- the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and
- monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser. The broker-dealer must receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules.

Our directors own a significant amount of our common stock, giving them influence or control in corporate transactions and other matters, and their interests could differ from those of other stockholders.

Our directors own a large percentage of our outstanding common stock. As a result, they are in a position to significantly influence the outcome of matters requiring a stockholder vote, including the election of directors, the adoption of any amendment to our articles of incorporation or bylaws, and the approval of significant corporate transactions. Their control may delay or prevent a change of control on terms favorable to our other stockholders and may adversely affect your voting and other stockholders rights.

Capital outflow policies in the PRC may hamper our ability to declare and pay dividends to our shareholders.

The PRC has adopted currency and capital transfer regulations. These regulations may require us to comply with complex regulations for the movement of capital. Although our management believes that we will be in compliance with these regulations, we may not be able to pay dividends to our shareholders outside of the PRC if these regulations or the interpretations of them by courts or regulatory agencies change. In addition, under current PRC law, we must retain a reserve equal to 10 percent of net income after taxes, not to exceed 50 percent of registered capital. Accordingly, this reserve will not be available to be distributed as dividends to our shareholders. We presently do not intend to pay dividends in the foreseeable future. Our management intends to follow a policy of retaining all of our earnings to finance the development and execution of our strategy and the expansion of our business.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our properties are located primarily in Haikou City in Hainan Province and Zhuhai City in Guangdong Province as described below.

Shiner Industrial

We have been granted the right to use two plots of land in Haikou City by the Municipal Administration of the PRC for state-owned land through January 2059 and October 2060 on which we own four buildings dedicated to film production and office facilities. We own three anti-counterfeit film production lines, one BOPP tobacco film line, one 10-color printing line and all production equipment and research facilities at the site.

Shiny-day

We do not own any land, but rather lease a factory from Hainan Rixin Co., Ltd. for current operations. These leases extend through December 31, 2009 for which we pay annual rent of approximately $14,000. We also own two 8-color printing line and related equipment, a warehouse and telecommunications equipment.

Zhuhai

We lease a factory for our production operations in Zhuhai City for a period of 10 years through 2016. Annual rent for this space is approximately $387,000. We own one BOPP basic film production line, two coated film production lines and one anti-counterfeit film production line in Zhuhai.

Hainan Hi-Tech

Hainan Hi-Tech currently uses space in Shiner International's factory in Haikou for its operations. Shiner International does not charge Hainan Hi-Tech for the use of this space. Hainan Hi-Tech will move to Shiziling Feidi Industrial Park in July 2009. Hainan Hi-Tech owns three coated film production lines that it acquired in 2008 from Shiner Industrial.

Item 3. Legal Proceedings.

From time to time, we may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm business. We are currently not aware of any such legal proceedings or claims that will have, individually or in the aggregate, a material adverse effect on our business, financial condition or operating results.

Item 4. Submission of Matters to a Vote of Security Holders.

There were no matters submitted to the vote of security holders through the solicitation of proxies or otherwise during the fourth quarter of the fiscal year ended December 31, 2008.

PART II

Item 5. Market for Common Equity, Related Stockholder Matters and Issuer Repurchases of Equity Securities.

Market Information

Through February 11, 2008, our common stock was quoted on the OTCBB under the symbol "SHNL.OB." Our common stock is currently traded on the Nasdaq Global Market under the symbol BEST. The following table sets forth, for the periods indicated, the quarterly high and low selling prices for our common stock as reported by Nasdaq.

	For the Year Ended December 31,			
	2008		2007	
	High	Low	High	Low
First Quarter	$8.74	$3.00	n/a	n/a
Second Quarter	4.06	3.00	n/a	n/a
Third Quarter	3.30	1.53	$5.75	$2.00
Fourth Quarter	2.10	0.88	9.90	5.00

On March 20, 2009, the closing price of our common stock as reported on Nasdaq was $0.698.

Holders

As of March 20, 2009, there were 24,650,000 shares of our common stock outstanding held by approximately 79 shareholders of record. The number of our shareholders of record excludes any estimate by us of the number of beneficial owners of shares held in street name, the accuracy of which cannot be guaranteed.

Dividend Policy

We have not paid any cash dividends on our common stock to date, and we have no intention of paying cash dividends in the foreseeable future. Whether we will declare and pay dividends in the future will be determined by our board of directors at their discretion, subject to certain limitations imposed under Nevada corporate law. In addition, our ability to pay dividends may be affected by the foreign exchange controls in the PRC. The timing, amount and form of dividends, if any, will depend on, among other things, our results of operations, financial condition, cash requirements and other factors deemed relevant by our board of directors.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information as of December 31, 2008 about our common stock that may be issued upon the exercise of options and rights granted to employees or members of our Board of Directors:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options	(b) Weighted-Average Exercise Price of Outstanding Options	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	0	$ -	0
Equity compensation plans not approved by security holders	90,000	$ 7.00	0
Total	90,000	$ 7.00	0

(1) Includes options to purchase 90,000 shares of our common stock, at an exercise price of $7.00 per share, granted to our independent directors in 2008 outside any plan.

Repurchases of Equity Securities

None.

Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities

None.

Item 6. Selected Financial Data.

Not required.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

We develop, manufacture and distribute packaging film and color printed packaging through our operating subsidiaries. Our products include coated film, shrink-wrap film, common film, anti-counterfeit laser holographic film and color printed packaging materials. All of our operations are based in the PRC and each of our subsidiaries was formed under the laws of the PRC.

We currently conduct our business through the following four operating subsidiaries in the PRC:

- Shiner Industrial located in Haikou, Hainan Province;
- Shiny-day also located in Haikou, Hainan Province;
- Zhuhai located in Zhuhai, Guangdong Province; and
- Hainan Hi-Tech located in Haikou, Hainan Province.

We operate in several markets within the packaging film segment: BOPP based film, coated film, anti-counterfeit film and color printed packaging. For the year ended December 31, 2008, color printed packaging products made up 19.0% of our revenue, BOPP tobacco film made up 35.1% of our revenue, coated film accounted for 25.6% of our revenue and anti-counterfeit film sales equaled 20.3% of our revenue.

Our current production capacity consists of:

- Five coated film lines with total capacity of 15,000 tons a year;
- One BOPP tobacco film production line with total capacity of 3,500 tons a year;
- One BOPP film production line with total capacity of 7,000 tons a year;
- Three color printing lines; and
- Four anti-counterfeit film lines with total capacity of 2,500 tons a year.

We are targeting growth through four main channels: (i) the continuation of our efforts to gain international market share in coated film through better pricing and excellent after-sale service; (ii) the expansion of our sales in anti-counterfeit film, especially to high-end brand spirits and cigarette manufacturers; (iii) the development of "next generation" films, and (iv) the possible acquisition of an anti-counterfeit technology company.

Results of Operations

Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

	Year Ended December 31, 2008	Year Ended December 31, 2007	$ Change	% Change
Revenues	$ 51,594,842	$42,762,615	$ 8,832,227	20.7%
Cost of Goods Sold	42,026,145	34,225,643	7,800,502	22.8%
Gross Profits	9,568,697	8,536,972	1,031,725	12.1%
Selling, General and Administrative Expenses	4,424,688	3,375,492	1,049,196	31.1%
Interest Expense (net)	(86,982)	(31,251)	55,731	178.3%
Other Income (Expense), net	(43,336)	72,713	(116,049)	(159.6%)
Subsidy Income	469,234		469,234	-
Income Tax Expense	546,723	409,294	137,429	33.6%
Net Income	4,879,306	4,540,129	339,177	7.5%

Revenues

Our revenues for the year ended December 31, 2008 increased by 20.7% or $8,832,227 compared to the same period last year. Higher revenues resulted from a 55% increase in tobacco BOPP sales and 195% increase in the sales of anti-counterfeit film. The increase in revenues was due to higher sales volumes and increases in the average unit prices. For BOPP products, $4,993,917 was due to an increase in sales volume and $1,435,994 was due to an increase in unit sale prices. Anti-counterfeit film sales grew by $7,517,812 due to higher sales volumes.

International sales for the year ended December 31, 2008 totaled $10,972,931 accounting for approximately 21.3%of total revenues in comparison to $9,161,159or 21.4% for the year ended December 31 of 2007. A 19.8% or $1,811,772 increase in international sales was primarily due to a 530.3% increase in the anti-counterfeit film sales.

Cost of Goods Sold

Our cost of goods sold during the year ended December 31, 2008 were 81.5% of revenues as compared to 80.0% of revenues during the year ended December 31, 2007 as a result of slightly higher costs of raw materials.

Gross Profit

Our gross profit during the year ended December 31, 2008 was $9,568,697, representing a gross margin of 18.5%, a decrease of 1.9% from a gross margin of 20.0% that we experienced during the year ended December 31, 2007. The decrease in gross margin is due to higher raw material costs.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased by 31.1% or $1,049,196 to $4,424,688 for the year ended December 31, 2008 compared to $3,375,492 for the year ended December 31, 2007. Selling expenses for the year ended December 31, 2008 increased by 38.1% to $1,839,846 in comparison to the same period in 2007 due to increased transportation costs. General and administrative expenses for the year ended December 31, 2008 increased by 26.5% to $2,584,842 in comparison to the same period in 2007. The increase in general and administrative expense is due in part to an increase in regulatory filings and professional fees.

Interest Expense

Our interest expense in the year ended December 31, 2008 increased 178.3% from the same period in 2007. This increase is mainly attributable to an increase in the average note payable balance.

Other Income (Expense)

The decrease in other income (expense) was due in large part to a decrease in waste materials that can be sold.

Subsidy Income

In 2008, we received a $469,234 subsidy from the Chinese government. We did not receive any subsidies in 2007.

Income Tax Expense

Our effective tax rate for the year ended December 31, 2008 was 10.1% as opposed to 8.3% for the year ended December 31, 2007. Since we operate in a privileged economic zone, we will continue to enjoy certain tax privileges as a result of a reduced rate.

Net Income

The increase in our net income for the year ended December 31, 2008 as compared to the same period for 2007 was the result of higher sales and higher subsidy income offset by a slightly lower gross margin percentage and higher operating expenses.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

	2007	2006	$ Change	% Change
Revenues	$ 42,762,615	$ 33,951,965	$ 8,810,650	26.0
Cost of goods sold	34,225,643	27,328,787	6,896,856	25.2
Gross profit	8,536,972	6,623,178	1,913,794	28.9
Selling, general and administrative expenses	3,375,492	2,773,496	601,996	21.7
Interest expense, net	64,984	1,443	63,541	4,403.4
Other income (expense)	72,713	278,545	(205,832)	(73.9)
Income tax expense	409,294	214,504	194,790	90.8
Net income	$ 4,540,129	$ 3,561,335	$ 978,794	27.5

Revenues

The increase in revenues during the year ended December 31, 2007 compared to the same period last year was due to a 37.4% increase in the sales of coated film, a 48.8% increase in tobacco BOPP sales and a 86.4% increase in the sales of anti-counterfeit film. The increase in revenues was due to higher sales volumes and increases in the average unit prices. For BOPP products, we derived a gain of approximately $825,000 from an increase in average unit price across the entire market compared to the same period last year, and $3,040,000 from an increase in sales volume. Coated film sales grew by $1,275,000 due to higher unit prices and $2,314,000 due to higher sales volumes. Anti-counterfeit film unit prices were equal to last year but sales still grew by $1,627,000 due to higher sales volumes.

International sales for the year ended December 31, 2007 totaled $9,161,159 accounting for approximately 21.4% of total revenues in comparison to $6,024,022 or 17.7% for the year ended December 31, 2006. The increase in international sales of 52.1% or $3,137,137 was primarily due to a 103.0% increase in coated films sales and a 24.5% increase in BOPP sales.

Cost of Goods Sold

Cost of goods sold during the years ended December 31, 2007 and 2006 were 80.0% and 80.5%, respectively.

Gross Profit

Our gross profit and gross margin during the year ended December 31, 2007 was $8,536,972 and 20.0%, respectively, compared to the gross profit and gross margin during the year ended December 31, 2006 of $6,623,178 and 19.5%, respectively.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased by 21.7% or $601,996 to $3,375,492 for the year ended December 31, 2007 compared to $2,773,496 for the year ended December 31, 2006. General and administrative expenses include rent, management and staff salaries, general insurance, marketing, accounting and legal expenses. Selling expenses for the year ended December 31, 2007 decreased by 15.6% to $1,331,904 in comparison to the same period in 2006 due to continued implementation of better cost controls and management.

General and administrative expenses for the year ended December 31, 2007 increased by $848,677 or 71.0% to $2,043,588 in comparison to the same period in 2006. The increase in general and administrative expense is due to the legal and audit expenses associated with being a publicly traded United States reporting company that we did not incur during the same period last year, offset by continued implementation of better cost controls and management.

Interest Expense

The decrease in interest expense during the year ended December 31, 2007 was due to the pay down of approximately $3.6 million of related party debt during 2007.

Other Income (Expense)

The increase in Other Income was due to sale of leftover materials and unusable film. The prices of these materials have increased because of an increase in the price of oil in the same period.

Income Tax Expense

The effective tax rate for the year ended December 31, 2007 was equivalent to 8.3% as opposed to 5.7% for the year ended December 31, 2006. Since we operate in a privileged economic zone, we will continue to enjoy certain tax privileges albeit at a reduced rate.

Net Income

The increase in our net income for the year ended December 31, 2007 as compared to the same period for 2006 resulted from higher sales for the period, offset by an increase in operating expenses of $601,996.

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements during the year ended December 31, 2008 that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our interests.

Liquidity and Capital Resources

Cash Flows

At December 31, 2008, we had $4,500,666 in cash and cash equivalents on hand. Our principal demands for liquidity are increasing capacity, purchasing raw materials, sales distribution and the possible acquisition of new subsidiaries in our industry as opportunities present themselves, as well as general corporate purposes.

As of December 31, 2008, we had seven short-term loans outstanding for a total of $3,884,197, with interest rates between 7.5% and 8.2%. The loans are due between March 3, 2009 and May 30, 2009 and are collateralized by a one year time deposit or by buildings land use rights and machinery. As of December 31, 2008, we had working capital of $16,086,561, an increase of $1,407,614 from our working capital at December 31, 2007. We anticipate that we will have adequate working capital to fund our operations and growth in the foreseeable future.

On October 22, 2007, we completed a private placement offering pursuant to which we sold an aggregate of 3,500,000 units at an offering price of $3.00 per unit for aggregate gross proceeds of $10,500,000. Each unit consisted of one share of our common stock, par value $.001 per share, and a three year warrant to purchase 15% of one share of common stock at an exercise price of $6.00 per share. Accordingly, we issued an aggregate of 3,500,000 shares of common stock and warrants to purchase 525,000 shares of our common stock to the 76 accredited investors who participated in this offering. In addition, we compensated four finders that assisted in the sale of securities in this private placement offering by (i) paying them cash equal to 8% of the gross proceeds from the sales of units placed and (ii) issuing them warrants to purchase that number of shares of our common stock equal to 15% of the units placed as follows:

Selected Finder		Cash	Warrants
Maxim Group LLC	$	178,400	111,500
Four Tong Investments Ltd.		153,600	96,000
Global Hunter Securities, LLC		300,880	188,050
Basic Investors, Inc.		79,200	49,500
	$	712,080	445,050

The warrants granted to these finders have the same terms and conditions as the warrants granted in the offering.

Net cash flows provided by operating activities for the year ended December 31, 2008 was $2,473,319 compared to $2,938,196 for the year ended December 31, 2007. This change in cash flows from operating activities was mainly due to a change in current assets and liabilities..

We used $6,383,767 in investing activities during the year ended December 31, 2008 for the acquisition of property and equipment and payments on notes receivable.

Cash provided from financing activities in the year ended December 31, 2008 was $2,846,484, and included the proceeds from a short term loan of $3,774,309, offset by the payment of both a short-term payable of $822,528 and dividends of $6,297.

Assets

As of December 31, 2008, our accounts receivable decreased by $1,393,841 compared with the balance as of December 31, 2007. The decrease in accounts receivable on year ended December 31, 2008 was due primarily to increased sales offset by better collections. We intend to continue our efforts to maintain accounts receivable at reasonable levels in relation to our sales. Notes receivables increased by $3,748 in the same period. Advances to suppliers increased by $1,163,209 and inventory increased by $668,123 during year ended December 31, 2008.

Liabilities

Our accounts payable decreased by $746,839 during the year ended December 31, 2008 and other payables decreased by $1,250,726 for the same period. Unearned revenues (payments received before all the relevant criteria for revenue recognition are satisfied) decreased by $358,540 and tax and welfare payable decreased by $924,137 over the same period.

Short-term loans increased by $3,061,669 due to the receipt of proceeds from a new loans entered into during the year ended December 31, 2008.

We intend to meet our liquidity requirements, including capital expenditures related to the purchase of equipment, purchase of raw materials, and the expansion of our business, through cash flow provided by operations and funds raised through private placement offerings of our securities.

The majority of our revenues and expenses were denominated primarily in RMB, the currency of the PRC. There is no assurance that exchange rates between the RMB and the USD will remain stable. We do not engage in currency hedging. Inflation has not had a material impact on our business.

Recent Accounting Pronouncements

In February 2007, FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact of SFAS 159 on our financial position and results of operations.

In June 2007, FASB issued FASB Staff Position No. EITF 07-3, "Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities" which addresses whether nonrefundable advance payments for goods or services used or rendered for research and development activities should be expensed when the advance payment is made or when the research and development activity has been performed. Management is currently evaluating the effect of this pronouncement on our financial statements.

In December 2007, FASB issued SFAS No. 141 (Revised 2007), "Business Combinations." SFAS 141R changes how a reporting enterprise accounts for the acquisition of a business. SFAS 141R requires an acquiring entity to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value, with limited exceptions, and applies to a wider range of transactions or events. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008. Early adoption and retrospective application is prohibited.

In December 2007, FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements," which is an amendment of ARB No. 51. SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 changes the way the consolidated income statement is presented, thus requiring consolidated net income to be reported at amounts that include the amounts attributable to both parent and the noncontrolling interest. SFAS 160 is effective for the fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Based on current conditions, we do not expect the adoption of SFAS 160 to have a significant impact on our results of operations or financial position.

In March 2008, FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133." SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. Based on current conditions, we do not expect the adoption of SFAS 161 to have a significant impact on our results of operations or financial position.

In May 2008, FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP in the United States. SFAS 162 will not have an impact on our financial statements.

In May 2008, FASB issued SFAS No. 163, "Accounting for Financial Guarantee Insurance Contracts, an interpretation of FASB Statement No. 60." The scope of SFAS 163 is limited to financial guarantee insurance (and reinsurance) contracts, as described in this Statement, issued by enterprises included within the scope of Statement 60. Accordingly, SFAS 163 does not apply to financial guarantee contracts issued by enterprises excluded from the scope of Statement 60 or to some insurance contracts that seem similar to financial guarantee insurance contracts issued by insurance enterprises (such as mortgage guaranty insurance or credit insurance on trade receivables). SFAS 163 also does not apply to financial guarantee insurance contracts that are derivative instruments included within the scope of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 163 will not have an impact on our financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to market risks related to changes in interest rates and foreign currency exchange rates, however, we believe those risks to be not material in relation to our operations. We do not have any derivative financial instruments.

Interest Rate Risk

As of December 31, 2008, we held no money market securities or short term available for sale marketable securities. Due to the short term duration of our investment portfolio, an immediate 10% change in interest rates would not have a material effect on the fair market value of our portfolio. Therefore, we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our securities portfolio.

Foreign Currency Exchange Risk

All of our revenues are denominated in RMB and, as a result, we have certain exposure to foreign currency exchange risk with respect to current revenues. A majority of our expenses are payable in foreign currency. We do not use forward exchange contracts to hedge exposures denominated in foreign currencies or any other derivative financial instruments for trading or speculative purposes. The effect of an immediate 10% change in exchange rates would not have a material impact on our future operating results or cash flows

Item 8. Financial Statements and Supplementary Data.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of December 31, 2008. We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules, regulations and related forms, and that such information is accumulated and communicated to our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management is also responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes policies and procedures that:

1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Management's Annual Report on Internal Control over Financial Reporting.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have begun to implement a system of internal control over our financial reporting. However, in light of the fact that our operating business only recently became a public company as a result of a reverse acquisition on July 23, 2007, the SEC has agreed to extend the time in which we are required to be compliant with Section 404 of the Sarbanes-Oxley Act of 2002 pursuant to Release No. 33-8760, issued on December 15, 2006 by the SEC (the "Adopting Release"). The Adopting Release adopted amendments to the Securities Exchange Act of 1934 to provide a transition period for newly public companies to comply with the internal control over financial reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

Based on this evaluation, our management concluded that our internal control over financial reporting was effective and that there was no material weakness or significant deficiency discovered as of December 31, 2008.

Inherent Limitations Over Internal Controls

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all errors or misstatements and all fraud. Therefore, even those systems determined to be effective can provide only reasonable, not absolute, assurance that the objectives of the policies and procedures are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the SEC that permit the company to provide only management's report in this annual report.

Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth quarter of 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this Item is incorporated by reference to the information contained in our Proxy Statement for our 2009 Annual Meeting of Shareholders, which we will file with the SEC within 120 days after the end of 2008.

Item 11. Executive Compensation.

The information required by this Item is incorporated by reference to the information contained in our Proxy Statement for our 2009 Annual Meeting of Shareholders, which we will file with the SEC within 120 days after the end of 2008.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item is incorporated by reference to the information contained in our Proxy Statement for our 2009 Annual Meeting of Shareholders, which we will file with the SEC within 120 days after the end of 2008.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item is incorporated by reference to the information contained in our Proxy Statement for our 2009 Annual Meeting of Shareholders, which we will file with the SEC within 120 days after the end of 2008.

Item 14. Principal Accounting Fees and Services.

The information required by this Item is incorporated by reference to the information contained in our Proxy Statement for our 2009 Annual Meeting of Shareholders, which we will file with the SEC within 120 days after the end of 2008.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a)(1) Financial Statements

See Item 8, "Financial Statements and Supplementary Data."

(a)(2) Financial Statement Schedules

All financial statement schedules for Shiner and its subsidiaries have been included in the consolidated financial statements or the related notes or they are either inapplicable or not required.

(a)(3) Exhibits

The exhibits required by this item are set forth on the Exhibit Index attached hereto.

SHINER INTERNATIONAL, INC.
Consolidated Financial Statements
For The Years Ended December 31, 2008 and 2007

Contents

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of
Shiner International, Inc.

We have audited the accompanying consolidated balance sheets of Shiner International, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of income and other comprehensive income, stockholders' equity, and cash flows for the years ended December 31, 2008 and 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. . The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Shiner International, Inc. as of December 31, 2008 and 2007, and the consolidated results of their operations and their consolidated cash flows for the years ended December 31, 2008 and 2007, in conformity with U.S. generally accepted accounting principles.

Goldman Parks Kurland Mohidin LLP
Encino, California
March 16, 2009, except for Note 14, for which the date is March 22, 2009.

SHINER INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

	2008	2007
ASSETS		
CURRENT ASSETS:		
Cash & cash equivalents	$ 3,816,454	$ 4,607,434
Restricted cash	684,212	-
Accounts receivable, net of allowance for doubtful accounts of $223,973 and $84,964	7,594,718	8,988,559
Advances to suppliers	3,677,890	2,514,681
Note receivable	43,503	39,755
Inventories	7,079,390	6,411,267
Prepaid expense & other current assets	1,283,650	432,211
Total current assets	24,179,817	22,993,907
Property and equipment, net	12,412,689	5,457,961
Construction in progress	32,265	-
Advance for purchase of equipment	1,531,590	3,409,721
Intangible assets	356,447	339,593
TOTAL ASSETS	$38,512,808	$32,201,182
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 3,798,790	$ 4,545,629
Other payables	145,507	1,396,233
Unearned revenue	161,516	520,056
Accrued payroll	39,979	41,267
Short term loan	3,884,197	822,528
Dividend payable	63,267	65,110
Tax and welfare payable	-	924,137
Total current liabilities	8,093,256	8,314,960
Commitments and contingencies		
STOCKHOLDERS' EQUITY:		
Common stock, par value $0.001; 75,000,000 shares authorized, 24,650,000 and 24,650,000 shares issued and outstanding	24,650	24,650
Additional paid-in capital	11,214,071	11,153,503
Other comprehensive income	2,977,847	1,384,391
Statutory reserve	2,854,686	2,374,069
Retained earnings	13,348,298	8,949,609
Total stockholders' equity	30,419,552	23,886,222
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$38,512,808	$32,201,182

The accompanying notes are an integral part of these consolidated financial statements.

SHINER INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME

	2008	2007
Net Revenue	$51,594,842	$42,762,615
Cost of Revenue	42,026,145	34,225,643
Gross profit	9,568,697	8,536,972
Operating expenses		
Selling expenses	1,839,846	1,331,904
General and administrative expenses	2,584,842	2,043,588
Total operating expenses	4,424,688	3,375,492
Income from operations	5,144,009	5,161,480
Non-operating income (expense):		
Other income (expense), net	(43,336)	72,713
Subsidy income	469,234	-
Interest income	26,504	64,984
Interest expense	(113,486)	(96,235)
Exchange gain (loss)	(56,896)	(253,519)
Total non-operating income (expense)	282,020	(212,057)
Income before income tax	5,426,029	4,949,423
Income tax	546,723	409,294
Net income	4,879,306	4,540,129
Other comprehensive income		
Foreign currency translation gain	1,593,456	953,081
Comprehensive Income	$ 6,472,762	$ 5,493,210
Weighted average shares outstanding :		
Basic	24,650,000	19,222,329
Diluted	24,650,000	19,229,798
Earnings per share:		
Basic	$ 0.20	$ 0.24
Diluted	$ 0.20	$ 0.24

The accompanying notes are an integral part of these consolidated financial statements.

SHINER INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid in Capital	Other Comprehensive Income	Statutory Reserve	Retained Earnings	Total Stockholders' Equity
	Shares	Amount					
Balance December 31, 2005	16,500,000	$ 16,500	$ 1,288,825	$ 148,617	$ 1,158,504	$ 4,634,733	$ 7,247,179
Change in foreign currency translation gain	-	-	-	282,693	-	-	282,693
Dividends	-	-	-	-	-	(1,917,943)	(1,917,943)
Net income	-	-	-	-	-	3,561,335	3,561,335
Transfer to statutory reserve	-	-	-	-	717,435	(717,435)	-
Balance December 31, 2006	16,500,000	16,500	1,288,825	431,310	1,875,939	5,560,690	9,173,264
Capital contribution	-	-	204,446	-	-	-	204,446
Recapitalization on reverse acquisition	4,650,000	4,650	(39,517)	-	-	-	(34,867)
Dividends declared	-	-	-	-	-	(653,080)	(653,080)
Common stock sold for cash	3,500,000	3,500	9,680,689	-	-	-	9,684,189
Stock compensation expense for options issued to directors	-	-	19,060	-	-	-	19,060
Foreign currency translation gain	-	-	-	953,081	-	-	953,081
Net income	-	-	-	-	-	4,540,129	4,540,129
Transfer to statutory reserve	-	-	-	-	498,130	(498,130)	-
Balance December 31, 2007	24,650,000	24,650	11,153,503	1,384,391	2,374,069	8,949,609	23,886,222
Stock compensation expense for options issued to directors	-	-	159,568	-	-	-	159,568
Payment of stock offering costs	-	-	(99,000)	-	-	-	(99,000)
Foreign currency translation gain	-	-		1,593,456	-	-	1,593,456
Net income	-	-	-	-	-	4,879,306	4,879,306
Transfer to statutory reserve	-	-	-	-	480,617	(480,617)	-
Balance December 31, 2008	24,650,000	$ 24,650	$ 11,214,071	$ 2,977,847	$ 2,854,686	$ 13,348,298	$ 30,419,552

The accompanying notes are an integral part of these consolidated financial statements.

SHINER INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 4,879,306	$ 4,540,129
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	1,301,403	656,170
Loss on disposal of property and equipment	-	8,347
Amortization	6,835	6,245
Stock compensation expense for options issued to directors	159,568	19,060
(Increase) / decrease in assets:		
Accounts receivable	1,988,896	(1,846,491)
Inventories	(214,794)	(1,526,188)
Advances to suppliers	(970,766)	(1,068,576)
Other assets	(810,886)	120,099
Increase / (decrease) in current liabilities:		
Accounts payable	(970,141)	57,102
Unearned revenue	(388,138)	55,822
Other payables	(1,532,111)	1,178,796
Accrued payroll	(4,110)	(12,890)
Tax and welfare payable	(971,743)	750,571
Net cash provided by operating activities	2,473,319	2,938,196
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments on (issuance of) notes receivable	(943)	59,166
Acquisition of property and equipment	(5,678,801)	(241,627)
Advance payment for equipment	-	(3,275,783)
Cash acquired with acquisition of Cartan Holdings, Inc.	-	3,610
Payments for construction in progress	(31,704)	-
Increase in restricted cash	(672,319)	-
Net cash used in investing activities	(6,383,767)	(3,454,634)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Short -term loan payable	3,774,309	-
Repayment of advances	(822,528)	(3,634,418)
Dividends paid	(6,297)	(2,237,086)
Issuance of shares for cash	-	10,500,000
Payments of offering costs	(99,000)	(815,811)
Capital contribution	-	204,446
Net cash provided by financing activities	2,846,484	4,017,131
Effect of exchange rate changes on cash and cash equivalents	272,984	168,473
NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS	(790,980)	3,669,166
CASH & CASH EQUIVALENTS, BEGINNING BALANCE	4,607,434	938,268
CASH & CASH EQUIVALENTS, ENDING BALANCE	$ 3,816,454	$ 4,607,434
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid	$ 114,100	$ 90,878
Income taxes paid	$ 544,135	$ 297,142
Transfer from construction-in-process to property and equipment	$ 227,510	$ 4,586

The accompanying notes are an integral part of these consolidated financial statements.

Shiner International, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2008 and 2007

Note 1 - Organization and Basis of Presentation

Organization and Line of Business

Shiner International, Inc. formerly known as Cartan Holdings, Inc. (hereinafter referred to as the "Company" or "Shiner") was incorporated in the State of Nevada on November 12, 2003.

On July 23, 2007, the Company entered into a share exchange agreement and plan of reorganization with Sino Palace Holdings Limited., a corporation formed under the laws of the British Virgin Islands ("Sino Palace"). Pursuant to the agreement, the Company acquired from Sino Palace all of the issued and outstanding capital stock of each of Hainan Shiner Industrial Co., Ltd. ("Shiner Industrial") and Hainan Shiny-day Color Printing Packaging Co., Ltd. ("Shiny-day") as well as all of the issued and outstanding capital stock of their subsidiaries, Hainan Modern Hi-Tech Industrial Co., Ltd. ("Modern") and Zhuhai Modern Huanuo Packaging Material Co., Ltd. ("Zhuhai") in exchange for the issuance of an aggregate of 16,500,000 shares of the Company's common stock to the shareholders of Sino Palace. Shiner Industrial, Shiny-day, Modern and Zhuhai are each Chinese corporations and are referred to collectively as the "Shiner Group."

Concurrently with the closing of the transactions contemplated by the share exchange agreement and as a condition thereof, the Company entered into an agreement with Zubeda Mohamed-Lakhani, the Company's sole director and chief executive officer, pursuant to which she returned 4,750,000 shares of the Company's common stock for cancellation. Ms. Mohamed-Lakhani was not compensated for the cancellation of her shares of the Company's common stock. Upon completion of the foregoing transactions, the Company had an aggregate of 21,150,000 shares of common stock issued and outstanding.

The exchange of shares with the Shiner Group was accounted for as a reverse acquisition under the purchase method of accounting since the Shiner Group obtained control of the Company. On July 24, 2007, Cartan Holdings, Inc. changed its name to Shiner International, Inc. Accordingly, the merger of the Shiner Group into the Company was recorded as a recapitalization of the Shiner Group, the Shiner Group being treated as the continuing entities. The Shiner Group had common shareholders and common management. The historical financial statements presented are the combined financial statements of the Shiner Group. The share exchange agreement has been treated as a recapitalization and not as a business combination; therefore, no pro forma information is disclosed. At the date of this transaction, the net liabilities of the legal acquirer were $34,867.

As a result of the reverse merger transactions described above the historical financial statements presented are those of the Shiner Group, the operating entities.

The Company is engaged in research, manufacture, sale, and distribution of packaging film and color printing for the packaging industry.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The Company's functional currency is the Chinese Renminbi; however the accompanying consolidated financial statements have been translated and presented in United States Dollars ($).

Foreign Currency Translation

The accounts of the Company were maintained, and their financial statements were expressed in the Chinese Yuan Renminbi (CNY). Such financial statements were translated into U.S. Dollars (USD) in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation," with the CNY as the functional currency. According to the Statement, all assets and liabilities were translated at the exchange rate on the balance sheet date, stockholder's equity are translated at the historical rates and statement of operations items are translated at the weighted average exchange rate for the year. The resulting translation adjustments are reported under other comprehensive income in accordance with Statement of Financial Accounting Standards ("SFAS") No.

130, "Reporting Comprehensive Income." Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the income statement.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles (USGAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash in hand and cash in time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable

The Company maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Reserves are recorded primarily on a specific identification basis.

Advances to Suppliers

The Company advances to certain vendors for purchase of its material. The advances to suppliers are interest free and unsecured.

Inventories

Inventories are valued at the lower of cost (determined on a weighted average basis) or market. The Management compares the cost of inventories with the market value and allowance is made for writing down their inventories to market value, if lower.

Notes Receivable

Notes receivable consist of several notes that are due from third parties that accrue no interest. The notes are generally due within six months from the date of issuance.

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to earnings as incurred; additions, renewals and betterments are capitalized. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of property and equipment is provided using the straight-line method for substantially all assets with estimated lives of:

Operating equipment	10 years
Vehicles	8 years
Office equipment	5 years
Buildings and improvements	20 years

The following are the details of the property and equipment:

		December 31, 2008		December 31, 2007
Operating equipment	$	12,139,325	$	5,984,512
Vehicles		99,013		67,765
Office equipment		262,107		319,979
Buildings		1,303,767		1,084,730
Building and equipment improvements		1,184,907		215,783
		14,989,119		7,672,769
Less accumulated depreciation		(2,576,430)		(2,214,808)
	$	12,412,689	$	5,457,961

Depreciation expense was $1,301,403 and $656,170 for the years ended December 31, 2008 and 2007, respectively.

Advance for Purchase of Equipment

The Company had advanced $ 1,531,590 and $3,409,721 for the purchase of equipment at December 31, 2008 and 2007, respectively.

Long-Lived Assets

The Company applies the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a Disposal of a Segment of a Business." The Company periodically evaluates the carrying value of long-lived assets to be held and used in accordance with SFAS 144. SFAS 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal. Based on its review, the Company believes that, as of December 31, 2008 and 2007 there were no significant impairments of its long-lived assets.

Intangible Assets

Intangible assets consist of Rights to use land. The Company evaluates intangible assets for impairment, at least on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable from its estimated future cash flows. Recoverability of intangible assets, other long-lived assets and, goodwill is measured by comparing their net book value to the related projected undiscounted cash flows from these assets, considering a number of factors including past operating results, budgets, economic projections, market trends and product development cycles. If the net book value of the asset exceeds the related undiscounted cash flows, the asset is considered impaired, and a second test is performed to measure the amount of impairment loss.

Fair Value of Financial Instruments

On January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosures requirements for fair value measures. The carrying amounts reported in the balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels are defined as follow:

Level 1: inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3: inputs to the valuation methodology are unobservable and significant to the fair value measurement.

As of December 31, 2008 and 2007, the Company did not identify any assets and liabilities that are required to be presented on the balance sheet at fair value.

Revenue Recognition

The Company's revenue recognition policies are in compliance with Securities Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") 104. Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectibility is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as unearned revenue.

Advertising Costs

The Company expenses the cost of advertising as incurred or, as appropriate, the first time the advertising takes place. Advertising costs for the years ended December 31, 2008 and 2007 were not significant.

Stock-Based Compensation

The Company accounts for its stock-based compensation in accordance with SFAS No. 123R, "Share-Based Payment, an Amendment of FASB Statement No. 123." The Company recognizes in the statement of operations the grant-date fair value of stock options and other equity-based compensation issued to employees and non-employees. No options have been granted.

Income Taxes

The Company utilizes SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. As a result of the implementation of FIN 48, the company made a comprehensive review of its portfolio of tax positions in accordance with recognition standards established by FIN 48. As a result of the implementation of Interpretation 48, the Company recognized no material adjustments to liabilities or stockholders' equity. When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Interest associated with unrecognized tax benefits are classified as interest expense and penalties are classified in selling, general and administrative expenses in the statements of income. The adoption of FIN 48 did not have a material impact on the Company's financial statements.

Basic and Diluted Earnings Per Share

Earnings per share is calculated in accordance with the SFAS No. 128, "Earnings Per Share". Net earnings per share for all periods presented has been restated to reflect the adoption of SFAS 128. Basic earnings per share is based upon the weighted average number of common shares outstanding. Diluted earnings per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. There were 90,000 options and 970,050 warrants outstanding as of December 31, 2008 and 2007. For the year ended December 31, 2008 the Company's average stock price was less than all exercise prices; therefore, all options and warrants were determined to be anti-dilutive and excluded from the earnings per share calculation.

The following is a reconciliation of the number of shares (denominator) used in the basic and diluted earnings per share computations:

	Years Ended December 31,			
	2008		2007	
	Shares	Per Share Amount	Shares	Per Share Amount
Basic earnings per share	24,650,000	$ 0.20	19,222,329	$ 0.24
Effect of dilutive stock options and warrants	-	-	7,649	-
Diluted earnings per share	24,650,000	$ 0.20	19,229,798	$ 0.24

Foreign Currency Transactions and Comprehensive Income

USGAAP generally requires that recognized revenue, expenses, gains and losses be included in net income. Certain statements, however, require entities to report specific changes in assets and liabilities, such as gain or loss on foreign currency translation, as a separate component of the equity section of the balance sheet. Such items, along with net income, are components of comprehensive income. The functional currency of the Company is Chinese Renminbi. The unit of Renminbi is in Yuan. Translation gains of $2,977,847 and $1,384,391 at December 31, 2008 and 2007, respectively are classified as an item of other comprehensive income in the stockholders' equity section of the consolidated balance sheet. During the years ended December 31, 2008 and 2007, other comprehensive income in the consolidated statements of income and other comprehensive income included translation gains of $1,593,456 and $953,081, respectively.

Statement of Cash Flows

In accordance with SFAS No. 95, "Statement of Cash Flows," cash flows from the Company's operations are calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Segment Reporting

SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information" requires use of the "management approach" model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. The Company has determined it has two reportable segments (See Note 12).

Recent Pronouncements

In February 2007, FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 59 did not have a material impact on the Company's financial statements.

In June 2007, FASB issued FASB Staff Position No. EITF 07-3, "Accounting for Nonrefundable Advance Payments for Goods or Services Received for use in Future Research and Development Activities" ("FSP EITF 07-3"), which addresses whether nonrefundable advance payments for goods or services that used or rendered for research and development activities should be expensed when the advance payment is made or when the research and development activity has been performed. Management does not anticipate that the adoption of EITF 07-03 will have a material impact on the Company's financial statements.

In December 2007, FASB issued SFAS No. 141 (Revised 2007), "Business Combinations." SFAS No. 141R changes how a reporting enterprise accounts for the acquisition of a business. SFAS 141R requires an acquiring entity to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value, with limited exceptions, and applies to a wider range of transactions or events. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008 and early adoption and retrospective application is prohibited. This pronouncement will likely have a material impact on business acquisitions made after January 1, 2009.

In December 2007, FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements", which is an amendment of Accounting Research Bulletin ("ARB") No. 51. SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 changes the way the consolidated income statement is presented, thus requiring consolidated net income to be reported at amounts that include the amounts attributable to both parent and the noncontrolling interest. SFAS 160 is effective for the fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Based on current conditions, the Company does not expect the adoption of SFAS 160 to have a significant impact on its results of operations or financial position.

In March 2008, FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133." SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. Based on current conditions, the Company does not expect the adoption of SFAS 161 to have a significant impact on its results of operations or financial position.

In May 2008, FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). SFAS 162 will not have an impact on the Company's financial statements.

In May 2008, FASB issued SFAS No. 163, "Accounting for Financial Guarantee Insurance Contracts, an interpretation of FASB Statement No. 60." The scope of SFAS 163 is limited to financial guarantee insurance (and reinsurance) contracts, as described in this Statement, issued by enterprises included within the scope of Statement

60. Accordingly, SFAS 163 does not apply to financial guarantee contracts issued by enterprises excluded from the scope of Statement 60 or to some insurance contracts that seem similar to financial guarantee insurance contracts issued by insurance enterprises (such as mortgage guaranty insurance or credit insurance on trade receivables). SFAS 163 also does not apply to financial guarantee insurance contracts that are derivative instruments included within the scope of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 163 will not have an impact on the Company's financial statements.

Note 3 - Inventories

Inventories as of December 31, 2008 and 2007 consisted of the following:

		2008		2007
Raw Material	$	3,578,816	$	3,569,017
Work in process		1,039,346		676,476
Finished goods		2,461,228		2,241,507
		7,079,390		6,487,000
Less: Obsolescence Reserve		-		(75,733)
Net Inventory	$	7,079,390	$	6,411,267

Note 4 - Intangible Assets

Intangible assets at December 31, 2008 and 2007 are as follows:

		December 31, 2008		December 31, 2007
Land rights	$	391,378	$	365,735
Accumulated amortizaton		(34,931)		(26,142)
Intangible Assets, net	$	356,447	$	339,593

Per the People's Republic of China's ("PRC") governmental regulations, the PRC Government owns all land. The Company has recognized the amounts paid for the acquisition of rights to use land as intangible asset and amortizing over the period the Company has use of the land which range from 50 to 52 years.

Amortization expense for the Company's intangible assets for the years ended December 31, 2008 and 2007 amounted to $6,835 and $6,245, respectively.

Note 5 - Short-term loans

Short-term loans at December 31, 2008 and 2007 consisted of the following:

		December 31, 2008		December 31, 2007
The term of the loan is from August 15, 2007 to February 15, 2008 with an interest rate of 7.227%. The loan is collateralized by buildings land use rights and machines. This loan was repaid in February 2008.	$		$	822,528
The term of the loan is from March 3, 2008 to March 3, 2009 with an interest rate at the standard rate times 1.1 8.09% at December 31, 2008. The loan is collateralized by a one-year time deposit.		400,195		-
The term of the loan is from April 24, 2008 to April 24, 2009 with an interest rate of 8.21% at December 31, 2008. The loan is collateralized by a one-year time deposit.		256,602		
The term of the loan is from May 30, 2008 to May 30, 2009 with an interest rate of 7.512% at December 31, 2008. The loan is collateralized by buildings land use rights and machines.		1,467,000		
The term of the loan is from July 10, 2008 to May 30, 2009 with an interest rate of 7.512% at December 31, 2008. The loan is collateralized by buildings, land use rights and machines.		733,500		
The term of the loan is from August 15, 2008 to May 30, 2009 with an interest rate of 7.512% at December 31, 2008. The loan is collateralized by buildings, land use rights and machines.		440,100		-
The term of the loan is from October 10, 2008 to May 30, 2009 with an interest rate of 7.512% at December 31, 2008. The loan is collateralized by buildings, land use rights and machines.		586,800		
	$	3,884,197	$	822,528

Note 6 – Stockholders' Equity

On October 22, 2007, the Company completed a final closing of a private placement offering of units pursuant to which they sold an aggregate of 3,500,000 units at an offering price of $3.00 per unit for aggregate gross proceeds of $10,500,000. Each unit consisted of one share of our common stock, par value $.001 per share, and a three year warrant to purchase 15% of one share of common stock at an exercise price of $6.00 per share. Accordingly, the Company issued an aggregate of 3,500,000 shares of common stock and warrants to purchase 525,000 shares of our common stock to the 76 accredited investors who participated in this offering. In addition, the Company compensated four finders that assisted in the sale of securities in this private placement offering by (i) paying them cash equal to 8% of the gross proceeds from the sales of units placed and (ii) issuing them warrants to purchase that number of shares of our common stock equal to 15% of the units placed as follows:

Selected Finder	Cash	Warrants
Maxim Group LLC	$ 178,400	111,500
Four Tong Investments, LTD	153,600	96,000
Global Hunter Securities, LLC	300,880	188,050
Basic Investors, Inc.	79,200	49,500
	$ 712,080	445,050

The warrants granted to these finders have the same terms and conditions as the warrants granted in the offering. The Company anticipates that the net proceeds of this private placement offering will be used for market development, product research, working capital, the potential acquisition of a BOPP Production Line in Zhuhai, the potential acquisition of an anti-counterfeit technology company and equipment purchases for coated film.

Stock Options

	Options Outstanding		Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)		Agrgregate Intrinsic Value
Outstanding, December 31, 2006	-		-			
Granted	90,000	$	7.00			
Forfeited	-		-			
Exercised	-		-			
Outstanding, December 31, 2007	90,000		7.00	4.89		-
Granted	-		-			
Forfeited	-		-			
Exercised	-		-			
Outstanding, December 31, 2008	90,000	$	7.00	3.89	$	-
Exercisable, December 31, 2008	-					

The assumption used in calculating the fair value of options granted during the year ended December 31, 2007 using the Black-Scholes option-pricing model are as follows:

Risk-free interest rate	3.50%
Expected life of the options	4 years
Expected volatility	122%
Expected dividend yield	0

Warrants

On October 22, 2007, the Company completed a private placement offering whereby it sold an aggregate of 3,500,000 shares of common stock and issued a three year warrant to purchase 15% of one share of common stock (525,000 warrants) at an exercise price of $6.00 per share. In addition, the Company issued to four finders 445,050 warrants with the same terms and conditions as those granted in the private placement.

The following is a summary of the warrant activity:

	Warrants Outstanding		Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)
Outstanding, December 31, 2006	-		-	
Granted	970,050	$	6.00	
Forfeited	-		-	
Exercised	-		-	
Balance, December 31, 2007	970,050	$	6.00	2.81
Granted	-		-	
Forfeited	-		-	
Exercised	-		-	
Balance, December 31, 2008	970,050	$	6.00	1.81

Note 7 - Income Taxes

Local PRC Income Tax

Pursuant to the tax laws of the PRC, general enterprises are subject to income tax at an effective rate of 25%. The Company currently has a 15% tax rate because of its location in a privileged economic zone. In addition, it also enjoys a 50% reduction (50% of 15%) for the dates specified below.

A reconciliation of tax at United States federal statutory rate to provision for income tax recorded in the financial statements is as follows:

	December 31, 2008	December 31, 2007
Tax provision at statutory rate	34%	34%
Foreign tax rate difference	-1%	-1%
Effect of tax holiday	-23%	-25%
Percentage of Income tax	10%	8%

The Company operates in a privileged economic zone which entitles it to certain tax benefits (tax holiday) as follows:

- Shiny-day - Exempt from federal tax from January 1, 2007 to December 31, 2009.
- Shiner Industrial – 50% exemption from federal tax from January 1, 2006 to December 31, 2008.

According to the new PRC income tax law, for those enterprises to which the 15% tax rate was applicable previously, the applicable rates shall be as follows over the next four years:

Year	Tax rate	Income tax rate- Shiny-day	Income tax rate- Shiner Industrial
2009	20%	10%	20%
2010	22%	22%	22%
2011	24%	24%	24%
2012	25%	25%	25%

If the Company had not been exempt from paying income taxes due to operating in a privileged economic zone, net income for 2008 and 2007 would have been lower by approximately $1,300,051 and $1,273,510, respectively. The net effect on earnings per share had income tax been applied would have decreased basic and diluted earnings per share from $0.20 to $0.15 and from $0.24 to $0.17 for 2008 and 2007, respectively.

Note 8 - Employee Common Plans

The total expense for the employee common welfare was $52,047, $81,175 for the years ended December 31, 2008, 2007, respectively. The Company has recorded welfare payable of $0 and $24,525 at December 31, 2008 and 2007, which is included in tax and welfare payable in the accompanying consolidated balance sheet. The Chinese government abolished the 14% welfare plan policy at the beginning of 2007. The Company is not required to establish welfare and common welfare reserves.

Note 9 - Statutory Common Welfare Fund

As stipulated by the Company Law of the PRC, net income after taxation can only be distributed as dividends after appropriation has been made for the following:

i. Making up cumulative prior years' losses, if any;

ii. Allocations to the "Statutory surplus reserve" of at least 10% of income after tax, as determined under PRC accounting rules and regulations, until the fund amounts to 50% of the Company's registered capital;

iii. Allocations of 5-10% of income after tax, as determined under PRC accounting rules and regulations, to the Company's "Statutory common welfare fund" which is established for the purpose of providing employee facilities and other collective benefits to the Company's employees; and

iv. Allocations to the discretionary surplus reserve, if approved in the stockholders' general meeting.

Pursuant to the new Corporate Law effective on January 1, 2006, there is now only one "Statutory surplus reserve" requirement. The reserve is 10 percent of income after tax, not to exceed 50 percent of registered capital.

The Company appropriated $480,617 and $498,130 as reserve for the Statutory surplus reserve and Statutory common welfare fund for the years ended December 31, 2008 and 2007, respectively.

Note 10 - Current Vulnerability Due to Certain Concentrations

Three vendors provided 5.3%, 3.82% and 2.97% of the Company's raw materials for the year ended December 31, 2008. Three vendors provided 9%, 9%, and 8% of the Company's raw material for the year ended December 31, 2007. One vendor provided 11% of the Company's raw materials for the year ended December 31, 2007.

Two customers accounted for 16.75% and 7.86% of the Company's sales for the year ended December 31, 2008. One customer accounted for 31% of the Company's sales for the year ended December 31, 2007.

The Company's operations are carried out in the PRC. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, by the general state of the PRC's economy. The Company's business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Note 11 - Contingent Liabilities

At December 31, 2008 and 2007, the Company is contingently liable to banks for discounted and endorsed notes receivable and to vendors for endorsed notes receivable amounting to $3,504,092 (RMB 23,886,111) and $2,200,951(RMB16,055,025), respectively.

Note 12 – Segment Information

The Company's business segments are in packaging film and color printing. The following tables summarize segment information:

	Years Ended December 31, 2008	2007
Revenues from unrelated entities		
Color Printing	$ 9,793,831	$ 14,282,551
Packaging	41,801,011	28,480,064
	$ 51,594,842	$ 42,762,615
Intersegment revenues		
Color Printing	$ 778,306	$ 217,469
Packaging	14,440,173	4,562,692
	$ 15,218,479	$ 4,780,161

	Years Ended December 31, 2008	2007
Total Revenues		
Color Printing	$ 10,572,137	$ 14,500,020
Packaging	56,241,184	33,042,756
Less Intersegment revenues	(15,218,479)	(4,780,161)
	$ 51,594,842	$ 42,762,615
Income from operations		
Color Printing	$ (582,295)	$ 949,473
Packaging	6,328,025	4,364,810
Holding Company	(601,721)	(152,803)
	$ 5,144,009	$ 5,161,480
Interest income		
Color Printing	$ 3,140	$ 1,178
Packaging	20,316	9,605
Holding Company	3,048	54,201
	$ 26,504	$ 64,984
Interest Expense		
Color Printing	$ -	$ 3,184
Packaging	113,486	93,046
Holding Company	-	5
	$ 113,486	$ 96,235
Income tax expense (benefit)		
Color Printing	$ 14,473	$ 73,163
Packaging	532,250	336,131
Holding Company	-	-
	$ 546,723	$ 409,294
Net Income		
Color Printing	$ (566,521)	$ 852,030
Packaging	6,044,500	3,786,706
Holding Company	(598,673)	(98,607)
	$ 4,879,306	$ 4,540,129
Provision for depreciation		
Color Printing	$ 1,128,319	$ 162,834
Packaging	31,472	493,336
Holding Company	-	-
	$ 1,159,791	$ 656,170
Total Assets		
Color Printing	$ 6,429,317	$ 8,962,727
Packaging	30,317,410	21,074,650
Holding Company	1,766,081	2,163,805
	$ 38,512,808	$ 32,201,182

Note 13 - Geographical Sales

Geographical distribution of sales is as follows:

Geographical Areas	Year Ended December 31, 2008	Year Ended December 31, 2007
Chinese Main Land	$ 40,621,912	$ 33,601,456
Asia (outside Main Land China)	4,415,492	4,591,483
Africa	538,699	811,886
Australia	1,913,039	1,471,102
USA	1,016,479	801,440
South America	757,473	304,045
Europe	2,331,748	1,181,203
	$ 51,594,842	42,762,615

Notes 14 - Subsequent Event

On March 22, 2009, the Company has instituted a stock buyback program of up to 4 million shares of its common stock over the next 12 months. The share repurchases will occur through open market purchases, privately negotiated transactions and/or transactions structured through investment banking institutions as permitted by securities laws and other legal requirements. The program allows the Company to repurchase its shares at its discretion. Market conditions will influence the timing of the buyback and the actual number of shares repurchased. The repurchases will be funded with the Company's existing cash and future cash flows from operations, and the Company currently intends to hold the repurchased shares as treasury stock.

SIGNATURES

Pursuant to the requirements of the Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 24th day of March 2009.

Shiner International, Inc.

By: /s/ Jian Fu
Name: Jian Fu
Title: Chief Executive Officer

In accordance with the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. Each of the undersigned hereby appoints Jian Fu and Qingtao Xing his true and lawful attorney-in-fact and agent, for him and in his name and place, to sign the name of the undersigned in the capacity or capacities indicated below to the Annual Report of Shiner International, Inc. on Form 10-K for the year ended December 31, 2008 and any and all amendments to such Form 10-K and to file the same, with all exhibits thereto and other documents in connection therewith, with all necessary or appropriate governmental or other entities, including, but not limited to, the Securities and Exchange Commission and the NASDAQ Stock Market LLC, granting to such attorney-in-fact and agent full power and authority to perform each act necessary to be done as fully to all intents and purposes as he might do in person, hereby ratifying and confirming all that such attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date
/s/ Jian Fu Jian Fu	Chief Executive Officer and Vice Director	March 24, 2009
/s/ XueZhu Xu XueZhu Xu	Chief Financial Officer and Chief Accounting Officer	March 24, 2009
/s/ Yuet Ying Yuet Ying	Chairman of the Board of Directors	March 24, 2009
/s/ Brian G. Cunat Brian G.Cunat	Director	March 24, 2009
/s/ Joseph S. Rizzello Joseph S.Rizzello	Director	March 24, 2009
/s/ Arnold Staloff Arnold Staloff	Director	March 24, 2009

INDEX TO EXHIBITS

Exhibit	Description of Exhibit
2.1	Share Exchange Agreement by and between Sino Palace Holdings Limited and Cartan Holdings Inc. dated as of July 23, 2007 (incorporated by reference to Exhibit 2.1 of Shiner's Current Report on Form 8-K (Commission File No. 000-52743) filed with the SEC on July 27, 2007).
2.2	Return to Treasury Agreement between Cartan Holdings, Inc. and Zubeda Mohamed-Lakhani, dated as of July 23, 2007 (incorporated by reference to Exhibit 2.2 of Shiner's Current Report on Form 8-K (Commission File No. 000-52743) filed with the SEC on July 27, 2007).
3.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 of Shiner's Current Report on Form 8-K (Commission File No. 000-52743) filed with the SEC on July 27, 2007)
3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 of Shiner's Current Report on Form 8-K (Commission File No. 000-52743) filed with the SEC on July 27, 2007).
4.1	Specimen Stock Certificate (incorporated by reference to Exhibit 4.1 of Shiner's Current Report on Form 8-K (Commission File No. 000-52743) filed with the SEC on July 27, 2007)
10.1	Registration Rights Agreement, dated as of September 30, 2007, between Shiner and the investors signatory thereto (incorporated by reference to Exhibit 10.1 of Shiner's Registration Statement on Form SB-2 (Commission File No. 333-148304), filed with the SEC on December 21, 2007)
10.2	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 10.2 of Shiner's Registration Statement on Form SB-2 (Commission File No. 333-148304), filed with the SEC on December 21, 2007).
10.3	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.3 of Shiner's Registration Statement on Form SB-2 (Commission File No. 333-148304), filed with the SEC on December 21, 2007)
10.4	Employment Agreement, dated January 1, 2008, by and between Shiner and Jian Fu (incorporated by reference to Exhibit 10.4 of Shiner's Annual Report on Form 10-K (Commission File No. 000-52743) filed with the SEC on March 28, 2008).
10.5	Employment Agreement, dated January 1, 2008, by and between Shiner and Xuezhu Xu (incorporated by reference to Exhibit 10.5 of Shiner's Annual Report on Form 10-K (Commission File No. 000-52743) filed with the SEC on March 28, 2008).
10.6	Employment Agreement, dated January 1, 2008, by and between Shiner and Mingbiao Li (incorporated by reference to Exhibit 10.6 of Shiner's Annual Report on Form 10-K (Commission File No. 000-52743) filed with the SEC on March 28, 2008).
12	List of Subsidiaries.
31.1	Certification of our Chief Executive Officer pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as amended
31.2	Certification of our Chief Financial Officer pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as amended
32.1	Certification of our Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of our Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002


coles
WORLD FLAVOURS
MEXICAN
沙琪玛
CHUNGUANG

赛诺国际有限公司
SHINER INTERNATIONAL, INC.

19th Floor, Didu Building, Pearl River Plaza
No. 2 North Longkun Road
Haikou City, Hainan Province
China 570125

P 86-898-6858 1104
E info@shinerinc.com
www.shinerinc.com